EXHIBIT D-8

                      BEFORE THE PUBLIC SERVICE COMMISSION
                            OF THE STATE OF MISSOURI

                               [GRAPHIC OMITTED]

In the Matter of the Application of Union Electric )
Company, Doing Business as AmerenUE, for an        )
Order Authorizing the Sale, Transfer and Assign-   )
ment of Certain Assets, Real Estate, Leased        )    CASE NO. EO-2004-0108
                                                        ---------------------
Property, Easements and Contractual Agreements     )
to Central Illinois Public Service Company, Doing  )
Business as AmerenCIPS, and, in Connection         )
Therewith, Certain Other Related Transactions.     )


================================================================================
                          REPORT AND ORDER ON REHEARING
================================================================================


                                  ISSUE DATE: FEBRUARY 10, 2005


                                  EFFECTIVE DATE: FEBRUARY 20, 2005

                      BEFORE THE PUBLIC SERVICE COMMISSION

                            OF THE STATE OF MISSOURI


In the Matter of the Application of Union Electric  )
Company, Doing Business as AmerenUE, for an         )
Order Authorizing the Sale, Transfer and            )
Assignment of Certain Assets, Real Estate, Leased   )      CASE NO. EO-2004-0108
                                                           ---------------------
Property, Easements and Contractual Agreements      )
to Central Illinois Public Service Company, Doing   )
Business as AmerenCIPS, and, in Connection          )
Therewith, Certain Other Related Transactions.      )


                                TABLE OF CONTENTS
                                -----------------

Appearances....................................................................2
Procedural History.............................................................3
Issues   .....................................................................11
Findings of Fact..............................................................13
Conclusions of Law  ..........................................................42
Ordered Paragraphs  ..........................................................67


                                   APPEARANCES
                                   -----------

JOSEPH H. RAYBUCK, THOMAS M. BYRNE, EDWARD C. FITZHENRY, and DAVID B. HENNEN, Attorneys at Law, Ameren Corporation, 1901 Chouteau Avenue, St. Louis, Missouri 63101, for Union Electric Company, doing business as AmerenUE,

         and

JAMES B. LOWERY, Attorney at Law, Smith, Lewis, 111 South Ninth Street, Suite 200, Columbia, Missouri 65205, for Union Electric Company, doing business as AmerenUE.

JAMES M. FISCHER, Attorney at Law, Fischer & Dority, 101 Madison Street, Suite 400, Jefferson City, Missouri 65101, for Intervenor Kansas City Power & Light Company.


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ROBERT C. JOHNSON, Attorney at Law, 911 Washington Avenue, St. Louis, Missouri
63101, for Intervenors the Missouri Energy Group.

DIANA VUYLSTEKE, Attorney at Law, Bryan Cave, LLP, 211 N. Broadway, Suite 3600, St. Louis, Missouri 63102, for Intervenors the Missouri Industrial Energy Consumers.

JOHN B. COFFMAN, Public Counsel, and DOUGLAS E. MICHEEL, Senior Public Counsel, Post Office Box 2230, Jefferson City, Missouri 65102, for the Office of the Public Counsel and the public.

STEVEN DOTTHEIM, Chief Deputy General Counsel, DENNIS L. FREY, Senior Counsel, and LERA L. SHEMWELL, Senior Counsel, Missouri Public Service Commission, Post Office Box 360, Jefferson City, Missouri 65102, for the Staff of the Missouri Public Service Commission.


REGULATORY LAW JUDGE:  LEWIS R. MILLS, JR.


                                REPORT AND ORDER
                                ----------------

                               PROCEDURAL HISTORY
                               ------------------

     On August 25, 2003, Union Electric Company, doing business as AmerenUE
(UE), filed its Application for Transfer of Assets, Change in Decommissioning Trust Fund, Waiver of Affiliate Transaction Rules, and Motion for Expedited Treatment seeking authority to transfer certain assets and to complete certain other related transactions. UE originally requested that the Commission approve its application "in the first quarter of 2004."

     UE seeks leave to transfer to AmerenCIPS, an affiliated regulated utility, all of its Illinois electric utility service area assets, including certificates of convenience and necessity, permits, licenses, and franchises issued by the state of Illinois and various Illinois counties and municipalities, its retail electric business, customers, transmission and distribution plant, and maintenance and labor agreements, as well as related liabilities. Certain electric service assets, including generating assets located in Venice,


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Illinois, and Keokuk, Iowa, however, will not be transferred. UE also seeks leave to transfer to AmerenCIPS its gas utility service assets located in the Metro East Service Area, including certificates, franchises, permits, and licenses, general plant, customers, agreements, and related liabilities. UE states that none of these assets are located in the state of Missouri and that, consequently, there will be no impact on the tax revenues of any Missouri political subdivision. UE states that the proposed transaction is in the public interest because it will allow it to reallocate to Missouri its generation capacity presently devoted to its Illinois electric service area, thus providing additional generating capacity to serve its Missouri customers.

     In connection with the above transfers, UE prays that the Commission will either find that its affiliate transaction rules do not apply to these transactions or else waive them. UE also prays that the Commission will authorize certain changes to its Nuclear Decommissioning Trust Fund to reflect the proposed transactions. UE states that it has also applied for all other necessary regulatory approvals and that it will close the transactions as soon as the necessary approvals have all been granted.

     On August 27, the Commission issued its Order and Notice, establishing a deadline for applications to intervene of September 17. The Missouri Energy Group (MEG)/1/ filed its Application to Intervene on September 15, Kansas City Power & Light Company (KCPL)/2/ filed its Application to Intervene on September


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/1/ The Missouri Energy Group is an unincorporated association consisting of Barnes-Jewish Hospital, Emerson Electric Company, Holcim, Inc., Lone Star Industries, Inc., River Cement Company, SSM HealthCare, and St. John's Mercy Health Care. Each of these companies purchases substantial amounts of energy from AmerenUE.
/2/ Kansas City Power & Light Company is itself a regulated Missouri utility.


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


16, and the Missouri Industrial Energy Consumers (MIEC)/3/ filed its Application to Intervene on September 17. All of the applications were timely and unopposed. The Commission granted intervention as requested on October 6.

     The parties were unable to agree on a procedural schedule and the Commission, on December 2, adopted the somewhat longer, but still expedited, schedule proposed by Staff and supported by Public Counsel, MEG, and MIEC.

     Pursuant to notice as required by statute, an evidentiary hearing was convened at the Commission's offices in Jefferson City, Missouri, on March 25, 2004, and continued on March 26, March 31, April 1, April 2, and April 7, concluding on April 8. During these seven days of hearing, the Commission heard the testimony of 17 witnesses and received 81 exhibits. Much of the testimony, and many of the exhibits, was Highly Confidential and extensive proceedings were had in camera.

     The parties filed post-hearing briefs and also filed proposed findings of fact and conclusions of law. The case was submitted on June 9, 2004.

MOTION FOR A PRELIMINARY ORDER:

     On October 4, 2004, pursuant to Commission Rule 4 CSR 240-2.150(4), UE moved for the issuance of a preliminary Report and Order and an opportunity to respond. Public Counsel, on October 4, and Staff, on October 5, opposed the request. The Commission is of the opinion that the parties have already provided


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/3/ The Missouri Industrial Energy Consumers is an unincorporated association consisting of Alcoa Foil Products, Anheuser-Busch Companies, Inc., The Boeing Company, Ford Motor Company, General Motors Corporation, Hussmann Refrigeration, ISP Minerals, Monsanto Company, Pfizer, Precoat Metals, Procter & Gamble Manufacturing, Nestle Purina, and Solutia. Each of these companies is a large customer of AmerenUE.


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ample guidance in this matter and that the public interest would not be served thereby. Consequently, the Commission will deny UE's motion.

FIRST REPORT AND ORDER

     Two days later, on October 6, 2004, the Commission issued its Report and Order, which was to become effective on October 16, 2004 (the "First Report and Order"). The First Report and Order approved the transfer, subject to several conditions found by the Commission to be necessary in order that the transfer would not be detrimental to the public interest. Each of those conditions was directed to a particular potential detriment the Commission found could occur as a result of the transfer. By imposing conditions that addressed those detriments, the Commission adjudged that the transfer, with those conditions, was not detrimental to the public interest and should be approved. AmerenUE timely filed its Application for Rehearing and Alternative Motion for Clarification on October 15, 2004. Public Counsel also timely filed its Application for Rehearing on that day. AmerenUE, Staff, Public Counsel, and MIEC subsequently filed pleadings respecting the Applications for Rehearing. On December 30, 2004, the Commission granted both Applications for Rehearing, set aside the First Report and Order, and re-assigned this case to the undersigned Regulatory Law Judge as required by Section 536.083, RSMo. Additional pleadings have also been filed since that time.

THE APPLICATIONS FOR REHEARING

     AmerenUE's Application for Rehearing claimed a number of errors in the First Report and Order, some of which are discussed here. AmerenUE first alleged that the Commission exceeded its authority by, as AmerenUE asserted, effectively requiring AmerenUE to hold harmless ratepayers from potential detriments from the transfer that AmerenUE alleged had not been sufficiently established in the


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


record. AmerenUE alleged that this unlawfully shifted the burden of production with respect to the alleged detriments to AmerenUE and away from the proponents of the detriments. AmerenUE's basis for this allegation was that the law required those who allege that potential detriments exist to go forward with sufficient evidence to establish that the detriments are presently existing and likely to occur. Related to AmerenUE's first allegation of error was its claim that the Commission misinterpreted or misapplied AG Processing, Inc. v. Pub. Serv. Comm'n./4/ AmerenUE claimed that none of the issues relating to the detriments alleged to exist by Staff and Public Counsel were "necessary or essential" within the meaning of the AG Processing decision and therefore the Commission should not have denied the transfer, or imposed conditions on its approval, based upon those detriments. AmerenUE argued that the Commission further misapplied AG Processing by assuming, for purposes of the cost-benefit analysis performed by the Commission, that the alleged detriments would occur at the worst possible level supported by the record but that the benefits of the transfer would be at the minimal levels supported by the record. Another central allegation of error by AmerenUE was that the Commission had no authority to impose conditions in the absence of a utility's consent. AmerenUE also alleged several other errors. AmerenUE also sought clarification of several matters in the First Report and Order regardless of whether or not the Commission ultimately granted rehearing.

     AmerenUE also argued that two of the conditions included in the First Report and Order were not only unlawful, but would prevent it from completing the transfer, namely, conditions relating to certain liabilities that might


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/4/ 120 S.W.3d 732 (Mo. banc 2003).


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


later appear based upon events or occurrences that took place prior to closing of the transfer and relating to the transfer of energy from AmerenUE to its affiliates at incremental cost rather than at a market price. AmerenUE advised the Commission in its Application for Rehearing that it would be willing to consent to all of the conditions imposed by the Commission in the First Report and Order, except those two. AmerenUE also provided the Commission with modified conditions addressing the liabilities and energy transfer issues.

     Public Counsel's Application for Rehearing also alleged errors on the part of the Commission. While AmerenUE alleged that the Commission had overstated the detriments and understated the benefits, Public Counsel alleged the opposite was true. Public Counsel alleged that no generation-related savings existed and that the Commission's finding that a small level of generation-related saving existed was in error. Public Counsel also alleged that the Commission had failed to properly consider a negative tax impact relating to sulfur dioxide (SO2) emission allowances, failed to recognize that AmerenUE is entitled to all output from the Electric Energy, Inc. plant in Joppa, Illinois, and assigned other errors.

OTHER PROCEEDINGS OCCURRING AFTER THE APPLICATIONS FOR REHEARING WERE FILED

     In addition to the pleadings filed by AmerenUE, Staff, and MIEC, as referenced above, after granting rehearing the undersigned Regulatory Law Judge, by delegation of authority pursuant to Section 386.240, RSMo 2000, issued other orders. First, on December 30, 2004, an Order Directing Filing was issued requiring AmerenUE to provide certain additional analyses reflecting scenarios that would take into account the possible later addition of the load of Noranda Aluminum, Inc., which is the subject of a separate docket pending at the Commission, Case No. EA-2005-0180. AmerenUE has since filed the requested


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


analyses as required by the December 30, 2004 Order and Staff and Public Counsel filed responses thereto on February 7, 2005, as also ordered by the Commission. An Order Scheduling an On-the-Record Session was also issued on January 12, 2005. An on-the-record session was held on January 19, 2005.

     After the on-the-record session, as requested by a Commissioner, AmerenUE filed a Motion to Issue Report and Order After Rehearing which included a proposed Report and Order on Rehearing.

THIS REPORT AND ORDER ON REHEARING

     Section 386.500.1, RSMo 2000, governs the Commission's proceedings on rehearing. If the Commission determines that its First Report and Order to be in any part unjust, unwarranted, or in need of change, then the Commission may abrogate, change or modify the order or decision. Section 386.500.4, RSMo. In its December 30, 2004 Order Granting Rehearing and Re-Assigning Case, the Commission vacated the First Report and Order. This Report and Order on Remand replaces the Report and Order issued on October 6, 2004. Much of this order is the same as the earlier one; the salient changes are to two of the conditions imposed on the transfer and to the attendant discussion of those conditions; this order also addresses points raised by Public Counsel in its application for rehearing. The Commission also finds that the Order Directing Filing dated December 30, 2004, and the analyses requested thereby are not necessary to its decision on rehearing because the existing record is adequate to support this modified order.

     Specifically, this Report and Order on Remand is based upon the original record in this case, and is not based upon the filings of the parties made in response to the December 30, 2004 Order Directing Filing or on filings of the parties made in response to any of those filings, and provides for each and every condition the Commission found necessary to render the transfer not detrimental to the public interest in the First Report and Order, except two of those conditions. Those two conditions were required in order to protect Missouri ratepayers against specific potential detriments and were found in Ordering Paragraphs 4 and 6 of the First Report and Order. The Commission has imposed alternative conditions directed toward each of those two, specific potential detriments that appropriately protect the public interest. The Commission specifically finds, based upon the existing record in this case and without consideration of the filings made by AmerenUE or other parties in response to the Order Directing Filing dated December 30, 2004, or in response to those filings, that those modified conditions, together with the other original conditions, adequately and fairly protect Missouri ratepayers and cause the transfer to not be detrimental to the public interest.

ADOPTION OF THE EXISTING RECORD

     The Commission hereby adopts, for the purposes of rehearing, the existing record in this case. The Commission finds that with the original conditions retained in this order, together with the two additional conditions which address the potential detriments identified in the First Report and Order, additional evidentiary hearings are not necessary. Additional evidentiary hearings are not necessary because the conditions imposed by this Report and Order on Rehearing and the existing record adequately address the potential detriments appearing of record. The Commission finds that the arguments of Staff, Public Counsel, and others to the effect that an additional evidentiary record is necessary in order to develop the mechanics of how AmerenUE would meet its burden to prove that benefits attributable to the transfer exceed the potential detriment relating to the liabilities and incremental cost pricing of


                                       10
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energy transfers to affiliates as discussed in more detail later in this order, are not well taken. A further record in this case is not necessary as it remains AmerenUE's legal burden to prove, by a preponderance of the evidence as provided for herein, that those benefits exist and exceed the potential detriments. If AmerenUE fails to convince the Commission by evidence, however presented, then AmerenUE (and, effectively, AmerenUE's shareholders), will bear the consequences associated with the two detriments at issue - the subject liabilities or incremental cost pricing under the Joint Dispatch Agreement ("JDA"), as discussed below - as the case may be. Staff, Public Counsel, and any other proper parties in future AmerenUE rate cases will have a full and fair opportunity to challenge AmerenUE's effort to meet its burden as to those two conditions, and the Commission will have the opportunity to rule, consistent with law and the record, on whether AmerenUE has or has not met that burden.

                                     ISSUES
                                     ------

     Because contested cases before the Commission often do not include issue-framing pleadings, the Commission generally directs the parties in cases pending before it to jointly develop and file a list of issues for determination by the Commission. Shortly before the hearing, the parties must each file a statement of position on each issue. In this way, the contested issues are framed for decision.

     In the present case, the parties were unable to develop a joint list of issues and the principal litigants - UE, Staff and the Public Counsel - each submitted a list. Due to the delay occasioned by the parties' inability to agree, the issues lists and the position statements were submitted together. To reproduce the entirety of any of those documents here would needlessly consume many pages of text. Furthermore, some of the issues and position statements are


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


designated Highly Confidential and cannot be set out here. Therefore, the Commission will briefly summarize the parties' principal contentions. Further details, so far as necessary to understand the Commission's Order, will be set out in the Findings of Fact and Conclusions of Law that follow.

     The transaction proposed by UE has been summarized above, on pages 3 and 4 of this Report and Order. UE asserted that, if the proposed transaction were approved, certain benefits would be realized, including the addition of nearly 600 megawatts (MWs) of low-cost, coal-fired, base-load generation to serve UE's Missouri customers. Other benefits include reducing UE to a one-state utility operation, subject at the state level only to this Commission, and no longer subject to the competing requirements of the Illinois Commerce Commission (I.C.C.). If the transaction were not approved, on the other hand, UE warned that it might not have sufficient generating capacity to meet its needs, perhaps as early as the summer of 2004. Finally, UE argued that the governing legal standard requires the Commission to approve the proposed transaction unless it is found that approval will cause a certain, immediate and calculable detriment to the public interest.

     The Commission's Staff and the Public Counsel opposed the proposed transaction, contending that it would indeed cause substantial detriments to the public interest and that the benefits asserted by UE are illusory. In particular, Staff and the Public Counsel argued that the generation assets the transfer would make available are neither the best nor the least expensive alternative for providing additional capacity for the future. In addition, they asserted that the transfer would unreasonably expose Missouri ratepayers to the risk of future, "hidden" costs of significant magnitude. Their position is that


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the governing legal standard does not permit the Commission to approve a transaction of this sort if doing so will expose ratepayers to an unreasonable risk of higher rates in the future.

                                FINDINGS OF FACT
                                ----------------

     The Missouri Public Service Commission, having considered all of the competent and substantial evidence upon the whole record, makes the following findings of fact. The Commission has considered the positions and arguments of all of the parties in making this decision. Failure to specifically address a piece of evidence, position, or argument of any party does not indicate that the Commission has failed to consider it, but indicates rather that the omitted material was not dispositive.

     In making its Findings of Fact and Conclusions of Law, the Commission is mindful that it is required, after a hearing, to "make a report in writing in respect thereto, which shall state the conclusion of the commission, together with its decision, order or requirement in the premises."/5/ Because Section
386.420 does not explain what constitutes adequate findings of fact, Missouri courts have turned to Section 536.090, which applies to "every decision and order in a contested case," to fill in the gaps of Section 386.420./6/ Section
536.090 provides, in pertinent part:

          Every decision and order in a contested case shall be in writing, and . . . the decision . . . shall include or be accompanied by findings of fact and conclusions of law. The findings of fact shall be stated separately from the conclusions of law and shall include a concise statement of the findings on which the agency bases its order.


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/5/ Section 386.420.2, RSMo 2000. All further statutory references, unless otherwise specified, are to the Revised Statutes of Missouri (RSMo), revision of 2000.
/6/ State ex rel. Laclede Gas Co. v. PSC of Mo., 103 S.W.3d 813, 816 (Mo. App., W.D. 2003); State ex rel. Noranda Aluminum, Inc. v. PSC, 24 S.W.3d 243, 245 (Mo. App., W.D. 2000).


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


     Missouri courts have not adopted a bright-line standard for determining the adequacy of findings of fact./7/ Nonetheless, the following formulation is often cited:

          The most reasonable and practical standard is to require that the findings of fact be sufficiently definite and certain or specific under the circumstances of the particular case to enable the court to review the decision intelligently and ascertain if the facts afford a reasonable basis for the order without resorting to the evidence./8/

Findings of fact are inadequate when they "leave the reviewing court to speculate as to what part of the evidence the [Commission] believed and found to be true and what part it rejected."/9/ Findings of fact are also inadequate that "provide no insight into how controlling issues were resolved" or that are "completely conclusory."/10/

     With these points in mind, the Commission renders the following Findings of Fact.

THE PARTIES:

     UE, the Applicant, is a traditional, vertically-integrated electric and gas utility that presently provides retail electric and gas services to the public in both Missouri and Illinois. As a "vertically-integrated" electric utility, UE is engaged in the generation, transmission and retail distribution of electricity. UE's Missouri operations are regulated by this Commission and its Illinois operations are regulated by the I.C.C. Various federal agencies, including the Federal Energy Regulatory Commission (FERC) and the Nuclear


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/7/ Glasnapp v. State Banking Bd., 545 S.W.2d 382, 387 (Mo. App. 1976).
/8/ Id. (quoting 2 Am.Jur.2d Administrative Law ss. 455, at 268).
/9/ State ex rel. Int'l. Telecharge, Inc. v. Mo. Pub. Serv. Comm'n, 806 S.W.2d 680, 684 (Mo. App., W.D. 1991) (quoting State ex rel. Am. Tel. & Tel. Co. v. Pub. Serv. Comm'n, 701 S.W.2d 745, 754 (Mo. App., W.D. 1985)).
/10/ State ex rel. Monsanto Co. v. Pub. Serv. Comm'n, 716 S.W.2d 791, 795 (Mo. banc 1986) (relying on State ex rel. Rice v. Pub. Serv. Comm'n, 359 Mo. 109, 220 S.W.2d 61 (1949)).


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Regulatory Agency (NRA) also regulate aspects of UE's operations. UE serves
1.167 million retail electric customers in Missouri and 62,000 in Illinois, and 112,000 retail gas customers in Missouri and 18,000 in Illinois. UE's Illinois retail electric operations constitute about 6 percent of its total retail electric operations; its Illinois natural gas customers are about 16 percent of its total gas customers. UE's Missouri electric rates are frozen until June 30, 2006, as a result of Case No. EC-2002-1. UE's Missouri natural gas rates are frozen until June 30, 2006, as a result of Case No. GR-2003-0517.

     UE is owned by a publicly-traded, registered holding company, Ameren Corporation (Ameren), that is not a regulated utility. Ameren owns other companies in addition to UE, some of which are also regulated utilities, such as AmerenCIPS (CIPS) and AmerenCILCO, operating in Illinois, and some of which are not. Ameren owns Ameren Energy Resources Company that, in turn, owns Ameren Energy Marketing Company (AEM), an unregulated company engaged in the sale of electricity at wholesale, and Ameren Energy Generating Company (AEG or Genco), an unregulated company engaged in the generation of electricity for sale at wholesale. Genco's generating assets, located in Illinois, formerly belonged to CIPS.

     Of the intervenors, two - MEG and MIEC - are associations of industrial customers of UE. Their members are listed in Footnotes 1 and 3, above, respectively. They intervened in this matter to protect their interest, which is the continued availability of a safe and adequate supply of electricity at just and reasonable rates. The other intervenor KCPL, is also a traditional regulated utility providing electricity at retail in Missouri.

     The Staff of the Commission traditionally appears as a party in Commission proceedings and is represented by the Commission's General Counsel, an employee


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of the Commission authorized by statute to "represent and appear for the
Commission in all actions and proceedings involving this or any other law [involving the Commission.]"/11/

     The Public Counsel is appointed by the Director of the Missouri Department of Economic Development and is authorized to "represent and protect the interests of the public in any proceeding before or appeal from the public service commission[.]"/12/

THE PROPOSED TRANSACTION:

     UE seeks leave to transfer its Illinois retail electric and natural gas operations, including customers and the T&D (transmission and distribution) facilities serving them, to its regulated affiliate CIPS at $138 million net book value. UE's Illinois gas and electric service areas are located just east of St. Louis in an area referred to as "Metro East." The proposed transfer includes UE's certificates, permits, licenses, and franchises, its transmission and distribution plant, its retail electric and natural gas businesses, including its customers, and various associated maintenance and labor agreements and related liabilities. Some of UE's electric service assets in Illinois, however, including generating plants located in Venice, Illinois, and Keokuk, Iowa, are excluded from the proposed transfer. The transfer, if approved and effected, is irreversible for all practical purposes.

     The transfer of UE's Metro East electric service area to CIPS would reduce UE's load requirement by 510 MWs of firm load. By this reduction, 597 MWs of additional capacity would become available for UE's Missouri customers./13/ Because it is not possible to specify that any particular generating plant is


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/11/ Section 386.071.
/12/ Sections 386.700 and 386.710.
/13/ Calculated using a certain reserve figure that is Highly Confidential.


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serving the Metro East load, that load is considered to use about 6-percent of the output of each of UE's plants, wherever located. Most of UE's generation assets are relatively low-cost, coal-fired, base-load plants, although there are also nuclear, hydroelectric, and natural gas-fired combustion turbine generation
(CTGs) assets in UE's fleet, for a total capacity of 8,437 MWs. The proposed transfer, if approved, would make an additional 6-percent slice of the output of each of these plants available to UE's Missouri customers. This 6-percent slice has a book value of $223 million.

     With the availability of an additional 6-percent slice of UE's generation output, an equivalent 6-percent slice of the associated operating costs, administrative costs, and contingent liabilities would necessarily become the responsibility of UE's Missouri ratepayers. The transfer would not affect the capital structure of either UE or CIPS, nor would it affect UE's return on equity or the tax revenues of any political subdivision. The transfer would make UE a Missouri-only utility, no longer subject to the I.C.C.

     The compensation for the transfer is structured in this way: CIPS will give UE a promissory note for approximately $69 million in exchange for half of the Metro East assets. CIPS will make payments, including interest at a market rate, to UE to retire the note. UE will transfer the remaining half of the Metro East assets to its parent, Ameren, as an "in-kind" dividend. UE will then transfer the assets to CIPS as a capital contribution. Ameren has structured the transaction in this way so that CIPS' and UE's capital structures and UE's return on equity will not be significantly affected.

     The transfer proposed here has been before this Commission before, in differing configurations, and has been approved. It has not occurred because it has never been approved simultaneously by all three regulating bodies: this Commission, the I.C.C. and the FERC. The record shows that Staff generally


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


favors the transfer, but is opposed to the present configuration. The I.C.C. has approved the electric part of the present proposal and is expected to approve the natural gas part soon. FERC has also approved the transfer.

CIPS:

     CIPS is a regulated electric and gas utility that provides services at retail to the public in Illinois. CIPS has approximately 320,000 electric customers and 170,000 gas customers. Because Illinois has deregulated utilities, CIPS is a "pipes and wires" company that owns no generation assets of its own and must purchase electricity to serve its ratepayers. That electricity is provided by AEM, an unregulated UE subsidiary, under a Power Supply Agreement that will expire on December 31, 2006. The electricity sold by AEM to CIPS is produced by Genco, which owns the generating assets that formerly belonged to CIPS and sells electricity, through AEM, both to CIPS and on the wholesale market. Genco owns fossil fuel plants with a total capacity of 3,231 MWs and CTGs with a total capacity of 926 MWs.

     UE, CIPS, and Genco are operated as a "single control area" under a Joint Dispatch Agreement (JDA) approved by both this Commission and the I.C.C. Under the JDA, capacity - available energy - is dispatched to serve load without regard to whose capacity or whose load is involved. However, inter-company transfers of energy are tracked and billed at incremental cost. "Incremental cost" is a costing methodology that measures only the additional costs incurred to produce the specified increment of service; necessarily, incremental cost excludes all fixed costs. There are no transmission charges applied to such energy transfers under the JDA. Excess capacity is sold off-system at whatever price the market will bear. Under the JDA, profits from such sales are shared on the basis of proportionate native load rather than on the basis of proportionate generation. Under this arrangement, AEG receives a larger share of the off-system sales profits than it would if the profits were shared on the basis of generation. The proposed transfer, by transferring load from UE to CIPS, would also result in an increase in AEG's share of the profits from off-system sales.

GENERATION-RELATED ISSUES:

     The proposed transfer would make 597 MWs of additional, existing generating capacity available to serve the present and future needs of UE's Missouri load. UE estimates that the capacity increase provided by the proposed transfer would permit it to avoid new construction that would cost ratepayers about $7.7 million annually. Ratepayers would realize additional savings because the cost per megawatt-hour (MWh) of the output of UE's existing plants is significantly lower than the cost per MWh of either purchased power or power produced by gas-fired CTGs.

     1. UE'S NEED FOR ADDITIONAL CAPACITY:

     Public Counsel's expert economic witness Ryan Kind testified that UE does not even need additional capacity at the present. However, Staff's expert economist, Dr. Michael Proctor, disagreed with Kind and testified that his calculations were "incorrect" and "overstate the capacity surplus of AmerenUE." The specific figures and calculations produced by the expert witnesses were designated Highly Confidential and cannot be set out here. Nonetheless, a review of the figures produced by Kind shows that they contradict his testimony. Kind calculated a deficit of several hundred MWs per year for each year from 2004 through 2007 if the proposed transfer were not approved, even assuming that AEG transfers to UE some 550 MWs of CTGs at Kinmundy and Pinckneyville.14 Proctor testified that UE will need additional capacity by 2006 even if the Metro East transfer is approved. His analysis shows the greatest deficit figures of all, three or more times the level calculated by Kind. All three expert witnesses agree, and the Commission finds, that UE is presently in need of several hundred MWs of additional capacity./15/

     A finding that UE needs additional capacity is not the same as a finding that it needs the amount of capacity that the Metro East transfer would provide. Economist Kind testified that UE does not need all of the 597 MWs of additional capacity right now. Dr. Proctor also testified that UE could phase new CTGs in over a three-year period, a position that is at odds with his calculation of UE's capacity needs at UE's chosen reserve margin figure. The Commission will return to this point later in conjunction with its discussion of the JDA.

     2. UE'S RESERVE MARGIN:

     The amount of capacity UE needs turns on the size of its capacity reserve margin. The record shows that the Ameren system has enough capacity now to meet its load and maintain a reserve. However, as its load grows, more capacity will be necessary. UE operates with a certain percentage of capacity in excess of that actually needed to meet its load - the specific percentage is Highly Confidential./16/ This reserve margin is necessary because a particular generating plant and its output might unexpectedly become unavailable at any


----------
/14/ The schedule in question, No. 2 to Kind's Rebuttal Testimony, is marked Highly Confidential and so the specific figures are not set out here.
/15/ The third expert witness referred to was Richard Voytas, Jr.
/16/ More technically, "reserve margin" is the amount of unused and available generation when the system is at peak load, expressed as a percentage of total capacity.

time; thus, a reserve is essential to avoid service interruptions or a forced purchase of power at unfavorable prices. The number of MWs that UE needs necessarily varies with the reserve level selected. Economist Kind testified that UE's chosen reserve percentage is too high and that the cost of the alternative considered by UE, that of building CTGs, would be lower if UE's reserve margin were smaller./17/ However, the record shows that UE's selected reserve margin figure is within the range recommended by the Mid-America Interconnected Network (MAIN). The Commission is of the opinion that it is not sound public policy to urge an electric utility to reduce an otherwise reasonable reserve margin for reasons of economy. The Commission finds UE's reserve margin figure to be reasonable and accepts that it is the appropriate figure to use in resource planning to meet UE's present and future capacity needs. The Commission also notes Dr. Proctor's testimony that Kind's focus on UE's capacity need and reserve margin ignores the energy cost savings that the transfer would bestow on UE's Missouri customers.

     3. THE LEAST COST ALTERNATIVE ANALYSIS:

     UE calculated that the proposed transfer is the "least-cost alternative" by which to provide the necessary additional capacity. UE compared the proposed transfer to a single alternative scenario, in which it would instead immediately build sufficient new CTGs to provide an equivalent amount of additional capacity
- these are the source of the avoided construction costs cited by UE as a benefit of the transfer. Public Counsel and Staff criticized UE's least cost analysis for several reasons, one being that it improperly inflated the cost of


----------
/17/ Because less MWs would be needed and fewer CTGs would have to be built.

the CTG option by assuming that all of these units would be built immediately. The Commission will return to this point below in its discussion of the JDA.

     UE's least-cost analysis showed that, with respect to providing additional generation capacity, the proposed transfer would save $2.4 million to $2.5 million annually over the alternative of constructing CTGs. UE's analyst, Richard Voytas, testified that the Metro East transfer's cost is estimated at $418.4 million present value ($43.1 million annually on a levelized annual cost basis) compared to an estimated $429.4 million present value ($45.5 million annually on a levelized annual cost basis) for adding 597 MWs of CTGs./18/ Voytas calculated the cost difference between the two options using a test year analysis, which he then projected out over 25 years. Consequently, his analysis did not reflect how the test year values might actually vary over the course of 25 years. For example, one element included in Voytas' calculation was revenue derived from the sale of SO2 emission allowances. The record shows conclusively that the level of revenue Voytas used for the test year could not actually be sustained over 25 years because insufficient allowances are available. For this reason, Staff's witness Proctor suggested that the Commission should delay the transfer and require UE to redo its 25-year analysis as a true multi-year analysis.

     Voytas used the 12 months ending December 31, 2002, as his test year. However, he used 2001 figures for revenue from the sale of SO2 emission allowances rather than the 2002 figures because he considered the former to be a more typical year. The 2001 figures were almost twice those of 2002. Kind


----------
/18/ The estimated cost of the CTG option used here, $429.4 million present value, includes the $12.3 million adjustment for likely revenues from off-system sales discussed below.

testified for the Public Counsel that using the 2002 SO2 allowance sales figures would result in a higher revenue requirement for the Metro East transfer option and would reduce its purported benefits by more than half, to an annual figure of only $1.7 million.

     In its Application for Rehearing, Public Counsel also urged the Commission to make a further adjustment to the least cost analysis results relating to what Public Counsel claims is a negative tax impact relating to the annual SO2 adjustment. Public Counsel's contention in this regard is incorrect. The least cost analysis performed by the Company assumes that the Company will receive $7 million more per year in revenues from SO2 allowance sales. As noted above, the Commission disagrees and has made the adjustment to disregard the $7 million. If, however, the Company was to receive an additional $7 million in SO2 revenues, those SO2 revenues would reduce the revenue requirement by a like amount - $7 million - resulting in a net effect on net income of zero. The Commission therefore finds that there is no tax impact as Public Counsel alleges.

     Voytas admitted that he overstated the cost of the CTG option by some $800,000 by use of a 2-percent annual escalation factor for operations and maintenance (O&M) costs in that option that was not applied in the transfer option. Public Counsel asserted that Voytas also overstated the cost of the CTG option by pricing CTGs at $471 per kilowatt (kW) where a more reasonable price would be $450/kW. In fact, Kind testified that making only two adjustments to the analysis, namely, (1) the use of the 2002 SO2 allowance sales revenue figures rather than 2001 figures and (2) pricing CTGs at $450/kW rather than $471/kW, shows that the CTG option actually would cost about $100,000 less than the Metro East transfer option.

     First, the Commission generally agrees with UE that Voytas' projection of his test year analysis over 25 years was reasonable given the necessarily highly speculative nature of predictions of how the test year values might change over that period. As UE explained, this position does not ignore the change of values over time but rather assumes that pressures in either direction will cancel out. With respect to the SO2 allowance revenue figures, however, it was clearly incorrect to use the 2001 figures, however typical, where that level of sales cannot be sustained over the 25-year period. For this reason, the Commission accepts Public Counsel's estimate, based on the 2002 sales figures, and finds that the value of the generation-related benefit of the Metro East transfer must be reduced from $2.4 million to $1.7 million on an annual basis to reflect the use of the 2002 SO2 sales revenue figures.

     The Commission notes that the record does not show what level of SO2 sales could be sustained over 25 years; Public Counsel's figure is accepted as the correct figure for the test year. The Commission does not agree with Public Counsel, however, that UE erred by pricing CTGs at $471/kW. Staff witness Proctor testified that UE's $471/kW figure was based on the average cost of a mix of larger, less expensive CTGs and smaller, more-flexible-but-more expensive CTGs. The record shows that such a mix of units is required in order to achieve the greatest possible operating flexibility and efficiency and that UE would build such a mix if the proposed transfer is not approved. For this reason, the Commission finds that the $471/kW figure used by UE was appropriate.

     Another area of disagreement involved the degree to which revenues from the sale of excess capacity could be expected to offset the cost of the CTG option. Staff asserted that Voytas used inappropriate assumptions concerning the total margin on sales of excess capacity. Voytas' "mark to market"/19/ analysis assumed that the CTGs would operate whenever the incremental cost of CTG generation was below the current spot market price of electricity; but Voytas also assumed that UE would sell only 50-percent of the power so generated, thereby reducing the level of profits from off-system sales available to offset costs. Voytas testified that he made this reduction to address transmission constraints, depth of market, and the use of CTG generation to serve native load. Staff witness Proctor criticized the 50-percent reduction as "arbitrary" and testified that UE should have performed a detailed analysis to determine the actual effect of these three factors on off-system sales revenue rather than simply applying an arbitrary reduction factor unsupported by any empirical data. For example, Proctor testified that if UE actually needs the output of the CTGs to serve native load only 5-percent of the time, then off-system sales should be rated at $23.3 million in present value rather than $12.3 million, with the result that the CTG option would cost only $418.4 million, exactly the cost of the Metro East transfer option as estimated by Voytas.

     Voytas, however, testified that Proctor's 5-percent figure was unreasonable because it assumed that virtually all of the output of the CTGs would be available for sale off-system over a 25-year period. In 2003, Voytas testified, UE used 49.4-percent of the output of its newest CTGs at Peno Creek to serve native load. Voytas further testified that UE's Asset Mix Optimization (AMO) studies showed that between 35-percent to 80-percent of the output of the CTGs would be available for off-system sales, depending on the scenario. Voytas



----------
/19/ A "mark to market" analysis compares forward electric price curves to the variable cost of operating the CTGs for every hour of the analysis period.

testified that the 50-percent reduction figure he used was therefore a "reasonable and prudent" choice in the middle of the range predicted by the AMO studies. Based on UE's actual experience with the Peno Creek CTGs and the results of UE's AMO studies, the Commission finds that the 50-percent figure used by Voytas was not arbitrary and was a reasonable estimate of the output likely to be available for off-system sales. Therefore, the Commission finds that the appropriate estimated revenue level for off-system sales under the CTG option is $12.3 million.

     The Commission agrees with Public Counsel that it is appropriate to reduce the cost of the CTG option by the amount of expected off-system sales revenue, thereby reducing the cost from $441.7 million to $429.4 million, only about $11 million higher than the present value cost of the Metro East transfer option at $418.4 million. Proctor characterized this $11 million difference between the two options as "extremely small," given the scale of the figures involved, so that, "from a purely economic perspective, the expected costs of the two alternatives are almost identical."

     Both Kind and Proctor testified that not all of the 597 MWs of additional capacity that the transfer would provide are needed immediately by UE. In that case, the excess production should be available for sale and the proceeds should be deducted from the cost of the Metro East transfer option just as the expected off-system sales proceeds are deducted from the cost of the CTG option. However, any excess capacity released by the Metro East transfer would not be available for sale due to the JDA and the Power Supply Agreement referred to above. Under those agreements, the excess capacity produced by the Metro East transfer would be used to meet CIPS' native load, including the Metro East load transferred away by UE.

     4. RFPS AND THE JOPPA PLANT:

     Kind testified that Voytas' Least Cost Analysis was improper because it compared the cost of the Metro East transfer option to only a single alternative. Kind suggested that UE should have used RFPs - Requests For Proposals - to identify other possible options. Kind also testified that UE had ignored the approximately 400 MWs received annually from a particularly efficient - and thus low-cost - coal-fired plant at Joppa, Illinois, owned by EEInc. Ameren owns a controlling interest in EEInc. and, according to Kind, should therefore be able to dictate that those 400 MWs remain available.

     Both the Commission's Staff and UE joined in the view, which the Commission accepts, that RFPs are not appropriate for long-term resource planning. Dr. Proctor testified that the appropriate way to meet long-term capacity needs is to build a new plant. RFPs, by contrast, are a way to obtain short-term power supplies.

     The Joppa Plant presents a different issue. UE owns 40-percent of EEInc. and receives 40-percent of the Joppa Plant's output under a contract that will expire at the end of December 2005. UE offered testimony that that contract will not be renewed because it is unprofitable for EEInc. to sell that power to UE at the price mandated by this Commission's Affiliate Transaction Rules, a price that is below market price. UE's share of EEInc. is an investment owned by UE's shareholders and UE has an obligation to maximize the return on that investment. The record shows that EEInc. no longer bids on UE's RFPs.

     The Commission finds that the record shows that the output of the Joppa Plant will not be available after the end of 2005. Whether it should be available is a different question, one that is outside the scope of this case. Proctor disagreed with Kind regarding the EEInc. contract. Proctor testified that, in UE's long-range resource plan, the termination of the EEInc. contract is linked not to the Metro East transfer, but rather to the addition of 330 MWs of CTGs at Venice, Illinois. The Venice CTGs will replace a coal-fired plant at that location that UE retired. Proctor specifically disagreed with Kind's conclusion that the capacity freed by the transfer would be unnecessary if the EEInc. contract were renewed and stated that renewal of that contract would permit UE to delay the addition of new capacity by only a year. Proctor stated that renewal of the EEInc. contract should not be a condition for approval of the Metro East transfer.

     The Commission finds Proctor's testimony on this point to be more credible than Kind's. The record shows that the Joppa output will not be available after the end of 2005 and that UE is replacing that capacity with CTGs at Venice. Thus, as Proctor testified, the proposed Metro East transfer is unrelated to the Joppa contract. A simple count of the MWs involved supports Proctor's conclusion that UE would soon need additional capacity even if the Joppa contract were renewed.

     5. THE JOINT DISPATCH AGREEMENT:

              As has been stated above, UE and CIPS are operated as a single control area under a JDA. The JDA provides that profits from off-system sales are distributed to the participants on the basis of comparative load rather than comparative generation. This arrangement favors CIPS rather than UE because CIPS has a large load and no generation. The transfer of the Metro East load from UE to CIPS will exacerbate this inequity. Although UE doesn't believe the JDA needs to be modified in this respect, UE has stated that it will obtain a modification of the JDA to distribute profits from off-system sales based on generation rather than load if necessary to gain approval of this transfer. This amendment would provide financial benefits to UE of at least $7 million annually, and perhaps as much as $24 million annually.

     The JDA also provides for the transfer of energy between the participating entities at incremental cost. As noted above, the effect of the JDA and the Power Supply Agreement in the event that the Metro East transfer is carried out would be to require that any power produced by UE that is not needed to meet its load would be available to CIPS at incremental cost to meet its load requirements. In other words, the Metro East ratepayers would continue to be served by the same 6-percent slice of UE's generation that serves them now, but they would no longer pay any portion of the fixed costs of that generation. At present, the Metro East ratepayers pay approximately 6-percent of UE's generation-related fixed costs. Fixed costs are those that do not vary with the amount of production.

TRANSMISSION-RELATED ISSUES:

     The proposed transfer includes certain transmission assets owned by UE, constituting 14.33-percent of all of UE's transmission plant. These facilities connect the generating plants at Venice, Illinois (75 MWs, soon to be increased by 330 MWs to 405 MWs), Pinckneyville, Illinois (330 MWs), Joppa, Illinois (405
MWs), and Keokuk, Iowa (134 MWs), to the Missouri grid. These transmission assets presently serve UE's Missouri customers and will continue to be necessary to serve UE's Missouri customers. If the proposed transfer is approved, title to these transmission assets will be transferred to CIPS.

     UE performed an analysis of the financial impact on Missouri ratepayers of the transfer of the Metro East transmission assets. That analysis showed that the transfer would confer a net annual benefit on Missouri ratepayers of $0.385 million, increasing to $1.503 million after movement to the Midwest Independent

System Operator (MISO) due to the reduction of transmission revenues by 25-percent. Proctor testified that UE made certain errors in its analysis that caused it to significantly understate the net annual benefit of the transfer to Missouri ratepayers. Specifically, Proctor stated that UE had failed to include the further allocation between its Missouri retail customers and its wholesale customers, an error that resulted in an overstatement of the transmission cost of service for Missouri retail customers of about $1.4 million. Proctor also stated that UE made an additional rounding error that resulted in the understatement of the benefits of the transfer by $271,000 annually. Finally, Proctor stated that using the traditional 12-coincident-peak allocation factor rather than the 4-coincident-peak allocation factor adopted by UE for its analysis results in additional benefits of $100,000 to $200,000 annually. Proctor concluded that the net annual benefit of the transfer would actually be $2.033 million, increasing to $3.089 million after movement to MISO. No party contested Proctor's conclusions and the Commission accepts Dr. Proctor's figures.

     Under the JDA, as noted previously, UE and CIPS are operated as a single control area. The transmission assets in question play a fundamental role in the single control area architecture because they are the conduit over which power is exchanged by UE and CIPS. The purpose of a control area is to dispatch and regulate generation. Every control area is connected at various points with adjacent control areas; these points of interchange are metered on a real-time basis. This metering provides instantaneous information to the control area operator so that generation output can be regulated to maintain balance with native load and net scheduled interchange, that is, net imports or exports of power.

     Because of the single control area operating design, there are now no transmission charges for power transferred between UE and AEG/CIPS. However, Staff fears that CIPS may seek to recoup lost revenues by imposing such transmission charges if the JDA is modified as has been suggested in this proceeding. Staff witness Proctor described a "worst-case scenario" in which Missouri ratepayers would have to pay $13.8 million annually to access the generation from Venice, Pinckneyville, Joppa, and Keokuk over CIPS' transmission facilities. The Commission notes that Proctor himself rated the worst-case scenario as only 20-percent to 25-percent likely to occur. If it did occur, the impact would be an additional $0.80 per UE customer per year. UE has transferred functional control of these transmission assets to the MISO via its relationship with GridAmerica./20/

ISSUES RELATED TO THE DECOMMISSIONING TRUST FUND:

     One of UE's generating stations, in Callaway County, Missouri, is a nuclear reactor. A large sum, some $515,339,000 in 2002 dollars, will eventually be needed to decommission that plant at the end of its useful life. UE's electric customers, including the 62,000 retail electric customers in the Metro East area, contribute toward that amount through the rates that they pay. The collected amounts are held in the Callaway Decommissioning Trust Fund, which presently has an estimated after-tax market value of $191,220,140.59.

     The Commission redetermines the eventual cost of decommissioning, and the necessary contribution of the ratepayers to meet that cost, every three years in a proceeding referred to as the triennial review. The estimated cost of


----------
/20/ Approved by this Commission in Case No. EO-2003-0271.

decommissioning is allocated to UE's three jurisdictions using 12-month coincident peak demand allocation factors. The three jurisdictions are Missouri Retail, Illinois Retail and Wholesale; Missouri Retail is allocated responsibility for 91.27-percent of the estimated cost of decommissioning. The start of the next triennial review, on September 1, 2005, was about 15 months away at the time of hearing in April 2004. Decommissioning costs, according to UE's 10-K filed with the SEC, will increase by 3.5-percent annually through 2033. The Commission's estimate of total decommissioning costs has increased at each triennial review.

     If the Metro East transfer is approved, there will only be two jurisdictions, Missouri Retail and Wholesale. The allocation factor applicable to Missouri Retail will increase to 98.01-percent and Missouri ratepayers will become responsible for approximately $22.0 million in decommissioning costs that are presently the responsibility of the Illinois Retail ratepayers in the Metro East area./21/ As an offset to this amount, UE will transfer 98-percent - $13.8 million in after tax value - of the funds in the Illinois subaccount of the Decommissioning Trust Fund to the Missouri subaccount. Decommissioning costs will be allocated 98-percent to Missouri Retail and 2-percent to Wholesale, which is how the energy will be used after the transfer. Decommissioning costs were reallocated in this manner when UE sold its Iowa retail electric service area in 1992 and Missouri ratepayers became responsible for the portion of the decommissioning costs that had been the responsibility of UE's Iowa ratepayers.


     Until the next triennial review, UE would contribute $6,214,184 annually to the Decommissioning Trust Fund as established by this Commission at the last



----------
/21/ Calculated as follows: $536,000,000 (total decommissioning cost in 2003 dollars) x 0.9801 (Missouri share after the transfer) - $536,000,000 x 0.9127 (Missouri share before the transfer) = $36,126,000 - $13,526,000 (current market value of the Illinois sub-account) = $22,600,000.

triennial review. This amount, equal to 0.37-percent of UE's annual Missouri operating expenses, excludes the $272,554 collected annually for this purpose from the Metro East ratepayers in Illinois. UE has offered a "Zone of Reasonableness" analysis that suggests that there is no need for the $272,554 contribution at decommissioning inflation rates up to 3.854-percent; in other words, that the annual contribution of $6.2 million will result in adequate funding even if that target is inflated annually by the designated percentage. UE's witness Kevin Redhage testified that the present decommissioning inflation rate is 3.472-percent, calculated using three weighted factors (labor, 65-percent; energy, 13-percent; and burial cost, 22-percent). Nonetheless, UE has offered to make that contribution itself until the next triennial review if it is necessary to obtain approval of the proposed transfer.

COSTS AND LIABILITIES:

     Both Staff and the Public Counsel argued that the proposed transfer would be detrimental to the interests of Missouri ratepayers because of the treatment of certain costs and liabilities under the agreement between UE and CIPS. These include items arising prior to the transfer, such as debt on the property transferred to Illinois, workers compensation and other employee-related claims, personal injury claims, products liabilities, common general liabilities, under-reserved claims, and environmental liabilities. Many of these categories include items both known and unknown. Another consideration is items arising after the transfer, such as capital investments necessary in the future to comply with increasingly stringent environmental regulations. With respect to the items arising pre-transfer, Staff and Public Counsel contend that the UE's proposal will not leave CIPS with its fair share of the known items and will release the Metro East ratepayers from their fair share of the unknown items. With respect to future capital costs made necessary by environmental regulations, Staff and Public Counsel contend that UE's least cost analysis is seriously flawed because it does not include the likely rate impact of these costs. The net impact of the transfer will be to increase the existing exposure of Missouri's ratepayers on these liabilities by 6-percent.

     1. PRE-TRANSFER COSTS AND LIABILITIES:

     The agreement between UE and CIPS provides for the transfer of certain liabilities to CIPS. These include (i) balance sheet liabilities relating to UE's Illinois retail operations; (ii) trade payables relating to UE's Illinois retail operations; (iii) liabilities and obligations on contracts relating to UE's Illinois retail operations, insofar as they arise after the closing date of the transfer; (iv) litigation-related liabilities relating to UE's Illinois retail operations, insofar as they arise after the closing date of the transfer;
(v) environmental liabilities relating to UE's Illinois retail operations, insofar as they arise after the closing date of the transfer, specifically including (1) the Alton Manufactured Gas site and (2) any pre-closing environmental liabilities relating to UE's Illinois retail operations insofar as they are covered by UE's existing environmental adjustment clause riders approved by the I.C.C.; (vi) accounts payable on natural gas purchased for resale and not yet paid; (vii) accrued payroll and employee vacation liability;
(viii) liabilities relating to customers of UE's Illinois retail operations, whether arising pre-closing or post-closing; and (ix) franchise fees, gross receipts taxes and utility taxes relating to UE's Illinois retail operations, whether arising pre-closing or post-closing.

     The agreement provides that any liabilities not expressly noted as transferring to CIPS will remain with UE, including (i) all pre-closing liabilities relating to UE's Illinois retail operations; (ii) all employee liabilities relating to UE's Illinois retail operations, whenever asserted, arising prior to closing, including workers compensation, wage and hour, and the like; (iii) liabilities due to litigation relating to UE's Illinois retail operations, whether pending at closing or filed after closing but based on pre-closing events; (iv) products liabilities, safety liabilities and environmental liabilities based in whole or in part on pre-closing events or conditions, including claims over services, personal injury, property damage, environmental claims, hazardous materials, employee health and safety, and violation of applicable laws; (v) taxes, except as expressly assumed by CIPS; and (vi) all liabilities relating to assets retained by UE, including generation-related environmental liabilities.

     The agreement between UE and CIPS provides that almost all of the existing general corporate liabilities will stay with UE. "General corporate liabilities" are those which cannot be assigned directly to a particular line of business. There are 22 liability accounts on UE's balance sheet and the record shows how each balance sheet account will be treated if the transfer occurs. The Unrecovered Purchased Gas Costs account is not affected by the transfer and will stay with UE. Reserves for existing lawsuits, asbestos claims, and worker's compensation claims will stay with UE. These amounts have already been expensed. Environmental liabilities with a reserve on the books will stay with UE, except for the Alton Manufactured Gas Site, which will be transferred to CIPS. The Asset Retirement Obligation Liability account, which is offset by a balance sheet asset, will stay with UE, as will the corresponding asset. These accounts will have no cost of service impact going forward.

     Accounts Payable will stay with UE, but these amounts are already expensed and will thus have no impact on rates. Invoices from Mississippi River Transmission for natural gas used in Illinois will transfer to CIPS. The latter amounts have never been included in Missouri's cost of service. Charges owed to Ameren Services (AMS) will move to CIPS post-closing. These amounts have already been expensed and will have no impact on rates. Illinois customer deposits will transfer to CIPS, as will Illinois customer advances in aid of construction.


     Interest on long-term debt will stay with UE; there is no cost of service impact because the interest is "below the line." Short-term debt will also stay with UE. The interest expense is "below the line" and thus excluded from cost of service. Also, short-term debt is not included in calculating UE's return on equity. Public Counsel's Application for Rehearing takes issue with the Commission's findings above related to UE's debt. Public Counsel's contentions are incorrect in that Public Counsel confuses the effect of debt on UE's capital structure (the capital structure does impact rates) versus the effect of interest paid on debt, which does not affect return on rate base or cost of service. Indeed, the record shows that by retaining this debt, which is lower cost than equity financing, UE's overall cost of capital is reduced and thus its cost of service is reduced. The Dividends Declared account will stay with UE. This item is also "below the line" and will have no cost of service impact. Taxes applicable to the transferred assets will be transferred to CIPS. Taxes collected by UE from its employees and customers will be paid over to the various taxing authorities. A proportionate amount of Accumulated Deferred Income Taxes will be transferred to CIPS.

     Liability for Employee Wages Payable for transferred employees will transfer to CIPS. Accrued vacation liability for transferred employees will transfer to CIPS. Other items in the Miscellaneous Current and Accrued Liabilities account will stay with UE, but have already been expensed. Pre-closing pension liability will not be transferred. Post-closing pension liability for transferred employees will transfer to CIPS. Current pension liability has already been expensed. Current liabilities for Post Retirement Benefits have already been collected in rates and will stay with UE.


     Post-closing liabilities will transfer to CIPS. Derivative Instrument Liability under Financial Accounting Standards (FAS) 133 is not applicable to the businesses being transferred, and so will stay with UE. Accumulated Nuclear Decommissioning will not be transferred. The Other Regulatory Liabilities account is the other side of the FAS 109 balance sheet entry. It is offset by entries in the Accumulated Deferred Income Taxes account already mentioned. A proportionate amount of this account is being transferred to CIPS. It has no cost of service impact. A proportionate amount of Accumulated Deferred Investment Tax Credits is being transferred to CIPS, as is a proportionate amount of the Accumulated Deferred Income Taxes Accelerated Amortization Property, the Accumulated Deferred Income Taxes Other Property, and the Accumulated Deferred Income Taxes Other accounts.

     Staff contends that the compensation that UE would receive under the agreement is thus inadequate, because it represents only the net book value of the transferred assets and includes nothing additional for the retained liabilities. The record shows that the assets being transferred are security for certain bonds that UE will retain. Missouri ratepayers, therefore, will be responsible for paying the debt on the assets being transferred.

     UE will retain all pre-transfer environmental liabilities except for the Alton Manufactured Gas Plant and any other such liabilities covered by UE's existing riders. UE dismisses these liabilities as "speculative" because their eventual magnitude cannot now be known. Staff asserts that Missouri ratepayers should not pay for the 6-percent of the environmental liabilities that arose when that share of the generation benefited Illinois ratepayers. Staff argues that 6-percent of these liabilities should either stay with Illinois or that UE should be adequately compensated for assuming them. Some 49 lawsuits regarding injuries due to asbestos exposure at UE premises have already been filed, seeking a total of $2,450,000 in damages outside of legal fees and costs. UE will retain these liabilities under the transfer agreement. When CIPS and CILCO transferred generation assets to Genco and AERG, they agreed to indemnify them for any pre-transfer, asbestos-related claims. The agreement between UE and CIPS does not include any such indemnity clause. With respect to the asbestos claims, the record shows that, while 49 are pending, UE has obtained dismissal of 50 and has settled 22 more. UE has established a reserve of $30 million for such claims and the potential exposure of Missouri ratepayers if the transfer is approved is 6-percent of any shortfall.

     UE must fund the cleanup of hazardous waste sites regardless of fault. One such site is the former Sauget Generating Station in Illinois. While UE's estimated share of the Sauget remediation costs is proprietary and cannot be set out here, the likely impact on Missouri ratepayers is less than $1 million. However, the other company liable for the Sauget cleanup, Solutia - formerly known as Monsanto - is in bankruptcy and may not be able to pay its share of the Sauget remediation costs. UE's 10-K suggests that the Sauget costs could be as much as $26 million if Solutia makes no contribution. The impact of that amount on Missouri ratepayers would be $1.56 million by 2010.

     The agreement between UE and CIPS specifically transfers all liability for remediation at the Alton Manufactured Gas Plant to CIPS. The I.C.C. allows utilities to recover remediation costs in rates from Illinois ratepayers and that remediation is in rates in the Metro East service area. The current amount deferred for UE, net of recoveries, is $1 million.

     2. FUTURE ENVIRONMENTAL-RELATED CAPITAL COSTS:

     One criticism that Public Counsel made of Voytas' least cost analysis was that his projection of test year values over 25 years inappropriately assumed that the cost of complying with environmental regulations would not change over that period. UE's own 10-K, a form filed with the S.E.C., however, projects environment-related capital investments of $863 million to $1,163 million over the next 15 years, an additional 6-percent of which will become the responsibility of Missouri ratepayers if the Metro East transfer is approved. Assuming a 10-percent Return on Equity (ROE), these capital investments will cost ratepayers between $5.1 million and $7.0 million annually due to the increased rate base on which UE would be earning a return. Although the figures in the 10-K are estimates, the Missouri Supreme Court has said that the PSC should use estimates where actual figures are unavailable./22/ These projected expenditures are not speculative; they are likely enough that UE included them in its 10-K for consideration by investors.

     The proposed transfer will make available for UE's Missouri customers an additional 6-percent slice UE's existing generating capacity. Necessarily, with this extra capacity will come responsibility for an additional 6-percent of any associated future environmental liabilities. As noted above, Public Counsel calculated this additional burden at between $5.1 million and $7 million annually. For this reason, Kind testified that these coal-fired plants are not


----------
/22/ St. ex rel. Martigney Creek Sewer Co. v. Public Service Commission, 537 S.W.2d 388, 396 (Mo. banc 1976).

"low-cost" plants, as UE claims, but increasingly high-cost plants as increased environmental regulation takes hold in the near future.

     An associated matter has to do with SO2 emission allowances, already discussed above. SO2 is a pollutant released into the air by burning coal. The allowances, each of which authorizes the release of one ton of pollutants, are necessary for utilities with coal-fired plants. The Environmental Protection Agency allocates a number of allowances to each utility each year. UE aggressively markets its SO2 allowances to other utilities, leading Staff and Public Counsel to fear that UE will find itself without the necessary number of allowances. In that case, the company would have to install expensive pollution-control equipment at its plants sooner than would otherwise be necessary and, should the Metro East transfer be approved, Missouri ratepayers would have to pay an additional 6-percent of the costs of such a debacle. Staff's witness Campbell testified that the costs of emission-control systems would run into the hundreds of millions of dollars.

     The record shows that UE has one of the largest SO2 allowance banks in the country. If environmental regulations don't change and UE makes no further sales, it has enough allowances on hand now to last through 2033. UE was allotted 1.6 million Phase I allowances and it has sold only 474,829, which is less than half of the total. The forecasts in UE's 10-K are possible levels of future capital expenditures for environmental purposes. It is by no means certain that these expenditures will ever actually be made. In any event, UE's Missouri ratepayers will certainly bear the costs of over 90-percent of such expenditures as are actually made. What is at issue is an additional 6-percent share, or an annual increase of $6.54 to each UE customer if the capital expenditures are actually as high as Public Counsel predicts, at a 10-percent ROE.

NATURAL GAS ISSUES:

     Staff witness Dave Sommerer suggested that there are two detriments with respect to the proposed transfer of the Alton natural gas retail service area. First, that the small Fisk/Lutesville service area in Missouri might then be unable to obtain transportation on as good terms as it has heretofore enjoyed. Specifically, the Missouri Fisk/Lutesville customers will lose the benefit of including their supply contracts in the much larger Alton gas supply contracts. Second, that gas-related costs at the Venice and Meramec power plants might increase due to the loss of a beneficial "piggybacking" relationship with the Alton natural gas service area. The Alton and Fisk/Lutesville Local Distribution Companies (LDCs) are served by a single firm transportation contract that will expire on Oct. 31, 2006. At that time, AEFS - another Ameren subsidiary - will negotiate a new contract, which UE's witness Massman testified will probably be just as good. Sommerer, however, testified that, if the transfer is approved, the power plants will replace firm, no-notice contracts for peak summer demand with uncertain, stand-alone supply and transportation arrangements relying on the volatile spot market. Massman insisted that the gas supply to the Venice and Meramec plants would not become either less certain or more costly because of the proposed transfer. The plants' needs were always subordinate to those of the Alton LDC. The plants were charged the market price for transportation and can thus still obtain it at that price; the plants used the arrangement rarely; Alton allocated the highest-priced gas to the plants each month; and the plants can still obtain storage from the transporter just as Alton did.

     Dave Sommerer testified for Staff that the "worst-case scenario" impact for Fisk/Lutesville would be a $10,000 annual cost increase, equating to a $0.50 per month increase for the average customer. UE's witness Massman testified that neither asserted detriment is plausible in his opinion. Massman testified that the impact of the worst-case scenario with respect to the Venice and Meramec power plants would be an annual increase of $0.084 to the electric bill of UE's average Missouri customer. Based on the record, the Commission finds that the asserted detriments are not likely to occur. If they do occur, their impact would be minimal. Sommerer testified that the worst-case outcomes might occur, while Massman, who actually manages these matters for UE, insisted that they were unlikely. The Commission finds Massman's testimony to be the more credible. The record shows, and the Commission finds, that the financial impact of even the worst-case scenarios would be very small.

                               CONCLUSIONS OF LAW
                               ------------------

     The Missouri Public Service Commission has reached the following conclusions of law.

JURISDICTION:

     The record shows that UE is in the business of owning, operating, controlling, and managing electric plant and natural gas plant for the purpose of selling electricity and natural gas to others. UE is therefore both an electric corporation and a gas corporation as defined in Section 386.020, and is a public utility as defined in that section, subject to regulation by this Commission under Chapters 386 and 393, RSMo.

     UE proposes to sell to its affiliate, CIPS, its retail natural gas and electric operations in Illinois, including the customers and the transmission and distribution facilities that serve them. None of the property is located in Missouri, but some of it, particularly certain electric transmission facilities, directly serves UE's Missouri customers by transmitting electricity to them from

UE's Illinois and Iowa power plants. Some of the other assets, such as the natural gas LDC in Alton, Illinois, indirectly impact UE's Missouri gas and electric operations. The effect of the transaction will be to reduce UE's native load, thereby making a larger percentage of the output of its existing power plants available to serve its remaining customers, all of whom will be located in Missouri.

     Section 393.190.1 provides, in pertinent part:

          No gas corporation, electrical corporation, water corporation or sewer corporation shall hereafter sell, assign, lease, transfer, mortgage or otherwise dispose of or encumber the whole or any part of its franchise, works or system, necessary or useful in the performance of its duties to the public * * * without having first secured from the commission an order authorizing it so to do. Every such sale, assignment, lease, transfer, mortgage, disposition, encumbrance, merger or consolidation made other than in accordance with the order of the commission authorizing same shall be void. * * * Nothing in this subsection contained shall be construed to prevent the sale, assignment, lease or other disposition by any corporation, person or public utility of a class designated in this subsection of property which is not necessary or useful in the performance of its duties to the public, and any sale of its property by such corporation, person or public utility shall be conclusively presumed to have been of property which is not useful or necessary in the performance of its duties to the public, as to any purchaser of such property in good faith for value.

     The cited statute does not make any distinction as to the location of the property in question, whether in Missouri or elsewhere. Rather, it makes a distinction that turns on whether or not the property in question is "necessary or useful" to the utility in the performance of its duties to the public. The record shows that all of the property in question is "necessary and useful" to UE in serving its natural gas and electric retail customers. Therefore, the Missouri Public Service Commission finds that it has jurisdiction over the proposed transfer pursuant to Section 393.190.1.

THE AFFILIATE TRANSACTION RULE:

     UE seeks a waiver of the Commission's electric and gas affiliate transaction rules, 4 CSR 240-20.015 and 4 CSR 250-40.015, to the extent necessary to authorize the Metro East transfer. However, UE contends that a waiver is not necessary in the circumstances presented by this case because the transfer is not within the scope of those rules. The rules are designed to protect ratepayers from a transaction that is not at arms-length and which may thus result in exorbitant prices being imposed on ratepayers./23/

     Staff and OPC contend that it is not in the best interests of UE's regulated customers to acquire power plants with pre-existing environmental liabilities. And, for this reason, they argue that the proposed compensation is not prudent, adequate, nor reasonable. They assert that this is exactly the sort of transaction to which the affiliate transaction rules were meant to apply. They argue that the present transaction is within the affiliate transaction rules because it involves the regulated entity (UE), its unregulated parent (Ameren) and a regulated affiliate (CIPS).

     The Commission has authority to "inquire as to, and prescribe the apportionment of, capital, earnings, debts and expenses" between the regulated entity and its parent and affiliates./24/ In utility regulation, "the dominant thought and purpose of the policy is the protection of the public while the protection given the utility is merely incidental."/25/ The purpose of the affiliate transaction rules is to prevent cross-subsidization, in which a conglomerate including a regulated entity seeks to shift the costs of its unregulated activities to its regulated customers. The Commission agrees with


----------
/23/ Atmos Energy Corp. v. Public Service Commission, 103 S.W.3d 753 (Mo. banc
2003).
/24/ Section 393.140(12).
/25/ De Paul Hosp. School of Nursing, Inc. v. Southwestern Bell Telephone Co., 539 S.W.2d 542, 548 (Mo. App., W.D. 1976).

Staff and Public Counsel that the affiliate transaction rules necessarily apply to the Metro East transfer, involving as it does UE, its parent and its affiliates.

     UE seeks a waiver of Commission Rules 4 CSR 240-20.015 and 4 CSR 250-40.015. UE points out that, under 015(10)(A) (the two rules are identical in this respect), there are two ways to obtain a waiver, and only the second of these - (10)(A)2 - includes the "best interests of the regulated customers" standard cited by Staff and Public Counsel. The first way - (10)(A)1 - simply requires a written application to the Commission. The Commission agrees that UE has correctly analyzed the regulations and its Application constitutes the required written application. The Commission may grant the written application for good cause shown. In the present case, "good cause" would be a finding that the proposed transfer will confer a net benefit.

THE GOVERNING STANDARD UNDER SECTION 393.190.1:

     Section 393.190.1 does not contain a standard to guide the Commission in the exercise of its discretion; that standard is provided by the Commission's own rules. An applicant for such authority must state in its application "[t]he reason the proposed sale of the assets is not detrimental to the public interest."/26/ A court has said of Section 393.190.1, that "[t]he obvious purpose of this provision is to ensure the continuation of adequate service to the public served by the utility."/27/ To that end, the Commission has previously considered such factors as the applicant's experience in the utility industry; the applicant's history of service difficulties; the applicant's general financial health and ability to absorb the proposed transaction; and the


----------
/26/ Commission Rule 4 CSR 240-2.060(7)(D).
/27/ State ex rel. Fee Fee Trunk Sewer, Inc. v. Litz, 596 S.W.2d 466, 468 (Mo. App., E.D. 1980).

applicant's ability to operate the assets safely and efficiently./28/ None of these factors are at issue in the present case; neither is UE's ability to continue to provide adequate service to its customers.

     The parties do not agree on the interpretation or application of the "not detrimental to the public" standard. UE asserts that the Commission must grant approval unless it finds the transfer would be detrimental to the public interest./29/ UE emphasizes the opinion of one court, quoted above, that the purpose of the statute is to ensure the continuation of adequate service to the public./30/ UE quotes prior decisions of this Commission to the effect that denial requires compelling evidence on the record that a public detriment is likely to occur./31/ According to UE, while the Applicant has the burden of proof, those asserting a specific detriment have the burden of proof as to that allegation./32/ Finally, UE notes that the Applicant is not required to show that the transfer is beneficial to the public./33/

     Staff points out that this is the Commission's first contested case under
Section 393.190.1 since AG Processing, a decision in which the Missouri Supreme Court reversed a Commission decision under that section./34/ That case held,



----------
/28/ See In the Matter of the Joint Application of Missouri Gas Energy, et al., Case No. GM-94-252 (Report and Order, issued October 12, 1994), 3 Mo. P.S.C.3rd 216, 220.
/29/ St. ex rel. City of St. Louis v. Public Service Commission, 73 S.W.2d 393, 400 (Mo. banc 1934).
/30/ Fee Fee Trunk Sewer, supra.
/31/ In the Matter of KCP&L, Case No. EM-2001-464 (Order Approving Stipulation & Agreement and Closing Case, issued Aug. 2, 2001).
/32/ Anchor Centre Partners, Ltd. v. Mercantile Bank, NA, 803 S.W.2d 23, 30 (Mo. banc 1991); In the Matter of Gateway Pipeline Co., Inc., Case No. GM-2001-585 (Report & Order, issued Oct. 9, 2001).
/33/ In the Matter of Sho-Me Power Corp., Case No. EO-93-259 (Report & Order, issued Sep. 17, 1993).
/34/ AG Processing, Inc. v. Public Service Commission, 120 S.W.3d 732 (Mo. banc
2003).

Staff asserts, that the Commission must evaluate both the present and future impacts of a transfer at the time it makes its decision. Staff further contends that, while the "not detrimental" standard applies to the transfer itself, UE seeks some additional relief that is governed by other, higher standards. For example, Staff argues that UE seeks several ratemaking determinations that are subject to the "just and reasonable" standard and that UE seeks a waiver from the Commission's affiliate transaction rules governed by the "best interests of the regulated customers" standard.

     Public Counsel, in turn, agrees that Section 393.190.1 requires prior Commission authority for a utility to transfer any part of its system or assets; such authority is to be granted only where the proposed transfer is "not detrimental to the public interest."/35/ The applicant utility bears the burden of proof and, contrary to UE's notion, this burden does not shift. Public Counsel urges the Commission to ignore UE's quotations of erroneous language from past Commission orders that approval must be granted unless "compelling" evidence shows that a "direct and present" detriment is "likely" to occur. Instead, as recently articulated by the Missouri Supreme Court in AG Processing, and restated by the Commission itself,/36/ "a detriment to the public interest includes a risk of harm to ratepayers." Thus, Public Counsel takes the position that the mere risk itself of higher rates in the future is a detriment to the public. Public Counsel insists that the law requires that the Commission deny


----------
/35/ City of St. Louis, supra.
/36/ In the Matter of Aquila, Inc., Case No. EF-2003-0465 (Report & Order, issued Feb. 24, 2004) pp. 6-7, In the Mater of Aquila, Inc., Case No. EF-2003-0465 (Report & Order, issued Feb. 24, 2004) pp. 6-7, the proposed transaction even if the detriments found are the result of events that would simply be set into motion or which involve the probability of significant harm which could likely occur, but is not certain to occur.

     In the AG Processing case, the Commission approved an acquisition and merger by Aquila, Inc. - then called UtiliCorp - that involved an acquisition premium of $92,000,000./37/ Although the Commission rejected Aquila's proposed regulatory plan, under which a portion of the acquisition premium would be recovered in rates, the Commission refused to consider the recoupment of the acquisition premium on the grounds that it was a rate case issue. The Missouri Supreme Court reversed, saying:

          The fact that the acquisition premium recoupment issue could be addressed in a subsequent ratemaking case did not relieve the PSC of the duty of deciding it as a relevant and critical issue when ruling on the proposed merger. While PSC may be unable to speculate about future merger-related rate increases, it can determine whether the acquisition premium was reasonable, and it should have considered it as part of the cost analysis when evaluating whether the proposed merger would be detrimental to the public. The PSC's refusal to consider this issue in conjunction with the other issues raised by the PSC staff may have substantially impacted the weight of the evidence evaluated to approve the merger. The PSC erred when determining whether to approve the merger because it failed to consider and decide all the necessary and essential issues, primarily the issue of UtiliCorp's being allowed to recoup the acquisition premium./38/

     The Missouri Supreme Court did not announce a new standard for asset transfers in AG Processing, but rather restated the existing "not detrimental to the public" standard. In particular, the Court clarified the analytical use of the standard. What is required is a cost-benefit analysis in which all of the benefits and detriments in evidence are considered. The AG Processing decision does not, as Public Counsel asserts, require the Commission to deny approval


----------
/37/ An acquisition premium is the amount by which the purchase price exceeds the book value of the assets purchased.
/38/ AG Processing, supra, 120 S.W.3d at 736 (internal footnotes omitted).

where a risk of future rate increases exists. Rather, it requires the Commission to consider this risk together with the other possible benefits and detriments and determine whether the proposed transaction is likely to be a net benefit or a net detriment to the public. Approval should be based upon a finding of no net detriment. Likewise, contrary to UE's position, the AG Processing decision does not allow the Commission to defer issues with ratemaking impact to the next rate case. Such issues are not irrelevant or moot because UE is under a temporary rate freeze; the effects of the transfer will still exist when the rate freeze ends.

     In considering whether or not the proposed transaction is likely to be detrimental to the public interest, the Commission notes that its duty is to ensure that UE provides safe and adequate service to its customers at just and reasonable rates. A detriment, then, is any direct or indirect effect of the transaction that tends to make the power supply less safe or less adequate, or which tends to make rates less just or less reasonable. The presence of detriments, thus defined, is not conclusive to the Commission's ultimate decision because detriments can be offset by attendant benefits. The mere fact that a proposed transaction is not the least cost alternative or will cause rates to increase is not detrimental to the public interest where the transaction will confer a benefit of equal or greater value or remedy a deficiency that threatens the safety or adequacy of the service.

     In cases brought under Section 393.190.1 and the Commission's implementing regulations, the applicant bears the burden of proof. That burden does not shift. Thus, a failure of proof requires a finding against the applicant.

RESOLUTION OF CONTESTED ISSUES:

     The Commission has determined that it must resolve the contested issues set out below in order to determine whether or not the proposed transfer would have a net detrimental effect on the public interest.

     1. GENERATION-RELATED ISSUES:

     The Commission has found that UE needs additional capacity, both now and in the future, and that the additional energy made available by the transfer would be cheaper, on a per-MWh basis, than either purchased power or power generated by CTGs. Underlying these findings is the Commission's finding that the reserve margin figure selected by UE is reasonable and appropriate. UE calculated the generation-related savings at $2.4 million annually. These points weigh in favor of the proposed transfer.

     Public Counsel and Staff claim that the proposed transfer would be detrimental to the public interest if it is not, in fact, the least cost alternative. The Commission is, of course, concerned that necessary additional capacity be added at no greater cost to ratepayers than necessary. However, the Commission's greater concern in this case is that it not be a vehicle whereby the Ameren group shifts costs to Missouri ratepayers in order to maximize its revenues from its unregulated activities.

     The Commission agrees with UE and Staff that the appropriate alternative with which to compare the proposed transfer is the option of building CTGs. The Commission has found that RFPs are inappropriate in long-term resource planning and that the output of the Joppa Plant will not be available after the end of 2005. The Commission has also found that the generation-related savings realized from the transfer must be reduced from $2.4 million, as calculated by UE, to $1.7 million annually in order to remove the inappropriate level of revenue from the sale of SO2 emission allowances. The Commission has further found that the level of generation-related benefits must be further reduced by $0.8 million in order to remove the effect of the escalation factor that Mr. Voytas admittedly applied only to the CTG option. Thus, the Commission finds that the level of generation-related savings conferred by the Metro East transfer would be $0.9 million annually. This level of difference between the two options is, as Dr. Proctor testified, so "thin" as to make them essentially identical in economic terms./39/

     With respect to the JDA, Staff urges two amendments as conditions of the approval of the proposed transfer. The first of these, the sharing of the profits of off-system sales based on comparative generation rather than comparative load, UE is willing to accept. The record shows that that amendment will yield about $7.0 million annually to UE. This figure is an additional benefit that the transfer would confer.

     The second recommended JDA amendment has to do with the pricing of inter-company energy transfers. Currently, such transfers are accounted for at incremental cost. Staff recommends that they be accounted for at market price instead. UE is not willing to accept this amendment, characterizing it as a complex matter requiring further study. UE is willing, however, to "study alternatives" in cooperation with Staff. UE has also proposed an alternative to this amendment, to address the potential detriment relating to pricing these transfers at incremental cost instead of market, discussed further below.

     The record shows that, under the JDA and the related Power Supply Agreement that bind UE, CIPS and Genco into a single control area, the Metro East load


----------
/39/ Proctor was speaking of the $2.4 million figure. Presumably, these considerations are all the more pertinent to the lower figure of $0.9 million.

transferred from UE to CIPS must still be served by whatever power supplies are available to UE and Genco through the end of 2006. Therefore, of the 597 MWs of additional capacity made available by the Metro East transfer, any portion not needed by UE to serve its native load will be available to serve CIPS' native load, including UE's former Metro East ratepayers. If CIPS needs any of this power, it cannot be sold off-system at market price. Instead, AEG will pay only incremental cost for any power generated by UE that it uses. UE's fixed costs, however, will be the sole responsibility of UE's Missouri customers after the transfer, with no contribution from CIPS or from the Metro East ratepayers.

     The record does not show whether or not CIPS and Genco have sufficient capacity to absorb the transferred Metro East load without substantial power input from UE./40/ Because UE has the burden of proof, this failure of proof requires a finding that substantial input from UE would be required. The Commission finds that the sale of power by UE to AEG to serve the transferred Metro East load at incremental cost, with no contribution to fixed costs, would be detrimental to the interests of UE's Missouri customers. An additional detriment is the value of the lost off-system sales revenue for the power used by CIPS, less the value of the incremental costs actually paid by AEG./41/

     If the financial effects of the JDA sought to be addressed by the second amendment are not addressed in a fair and equitable manner, then the transfer could indeed result in shifting costs to Missouri ratepayers in order to benefit the Ameren group as a whole. The Commission cannot permit that result to occur. However, those effects can be addressed in a different way than the second


----------
/40/ Dr. Proctor testified, "Under the current JDA, the excess base-load capacity gained from the transfer must be used to serve the load that was transferred rather than be available for spot market sales. Moreover, the excess base-load generation that would have otherwise been available to sell into the wholesale spot market is committed to serve the AmerenCIPS load at AmerenUE's incremental cost." Ex. 14:10.
/41/ The likely value of this detriment was never quantified in the record.

amendment to the JDA recommended by Staff. In summary, as addressed in more detail below, a mechanism can be established whereby revenues can be imputed to UE unless UE is able to establish in its next rate proceeding that the benefits to Missouri ratepayers arising from the transfer exceed the negative financial effects caused by the incremental cost pricing of additional energy transfers from UE to AEG that will occur as a result of the transfer.

     2. TRANSMISSION-RELATED ISSUES:

     Staff asserts that the transfer should not be approved because UE's Missouri ratepayers might someday be required to pay transmission costs in order to receive the power generated at UE's Illinois and Iowa power plants. Dr. Proctor described a "worst-case scenario" that would cost Missouri ratepayers $13.8 million annually. While the record suggests that this outcome is not likely, the Commission must nonetheless consider it.

     UE's analysis of the revenue requirement impact of the transfer in the transmission area revealed a substantial monetary benefit for Missouri ratepayers. Staff's own expert on this topic, Dr. Proctor, filed an affidavit stating that UE had understated the level of this monetary benefit. Proctor calculated the net annual benefit of the transfer at $2.033 million, increasing to $3.089 million after movement to MISO.

     3. ISSUES RELATED TO THE DECOMMISSIONING TRUST FUND:

     UE seeks leave to reduce its decommissioning contribution by $272,554, the amount collected annually from its Metro East ratepayers. Staff and Public Counsel oppose this proposal and contend that permitting UE to stop making this portion of its annual Decommissioning Trust Fund contribution would harm Missouri ratepayers. The Commission agrees with Staff and Public Counsel.

     As a matter of simple common sense, any dollars not contributed now are dollars that will not be available when decommissioning starts in 2024. While the Commission does not reject UE's "Zone of Reasonableness" analysis, it recognizes that that analysis is merely a forecast of the result of the complex interactions of numerous factors over many years. However artfully devised and implemented, the forecast may prove to be wrong. It is reasonable, therefore, to require UE to continue to contribute the portion of the decommissioning cost allocated to the Metro East ratepayers until the next triennial review establishes a new contribution level based on changed circumstances and a new forecast.

     In connection with this point, UE explains that the Commission has required it to establish and maintain the Decommissioning Trust Fund in a manner that takes the maximum advantage of the provisions of the Internal Revenue Code in order to reduce the amount of the fund lost to federal taxes so far as is possible. UE asserts that, if the Commission requires UE to increase the amount of its Missouri-jurisdictional contribution by $272,554 annually, it will not be able to continue to make tax-deductible contributions to the fund under existing rulings by the Internal Revenue Service. It will have to seek new rulings. In order for UE to obtain these rulings, the Commission will have to find that the new contribution amount of $6,486,738 is included in UE's Missouri-jurisdictional cost-of-service for ratemaking purposes. Further, UE states that the Commission will also have to find that the new contribution amount was established based on the economic and financial input parameters used in the "Zone of Reasonableness" analysis attached as Schedule 4 to Redhage's Surrebuttal Testimony. UE points to Regulation 26 C.F.R. Section 1.468A-3(g):

          (g) Requirement Of Determination By Public Utility Commission Of Decommissioning Costs To Be Included In Cost Of Service. The Internal Revenue Service shall not provide a taxpayer with a schedule of ruling amounts for any nuclear decommissioning fund unless a public utility commission that establishes or approves rates for electric energy generated by the nuclear power plant to which the nuclear decommissioning fund relates has--

          (1) Determined the amount of decommissioning costs of such nuclear power plant to be included in the taxpayer's cost of service for ratemaking purposes; and

          (2) Disclosed the after-tax return and any other assumptions and determinations used in establishing or approving such amount for any taxable year beginning on or after January l, 1987.

     The language of the cited regulation is clear. The Commission will make the requested findings. The Commission finds that UE's new Missouri jurisdictional Decommissioning Trust Fund annual contribution amount of $6,486,378 is included in UE's Missouri-jurisdictional cost-of-service for ratemaking purposes and is established based on the economic and financial input parameters used in the "Zone of Reasonableness" analysis attached as Schedule 4 to Kevin Redhage's Surrebuttal Testimony.

     If UE continues to contribute the Metro East share of the decommissioning expense until September 1, 2005, the Commission considers the Decommissioning Trust Fund issues to be neither detrimental nor beneficial to the public interest.

     4. COSTS AND LIABILITIES:

     This category includes costs and liabilities, both known and unknown, arising from events occurring prior to the transfer and also costs that may be incurred for future capital improvements required by environmental regulations. The scope of the latter is not now certain, but estimates of some of these amounts exist in UE's 10-K filed with the S.E.C.

     The Commission considers it inequitable, and thus detrimental, to transfer to Missouri ratepayers all of the share of UE's pre-closing costs and liabilities now borne by the Metro East ratepayers. Most of these liabilities are not presently known and it is thus not possible for the Commission to weigh them against the benefits that the transfer will produce. However, the "worst case scenario" for the Sauget remediation alone is a significant amount. Likewise, any pre-closing environmental liabilities that become apparent only after the transfer has occurred are also likely to be significant amounts. The Commission is of the opinion that an appropriate condition must be imposed on the transfer in order to protect Missouri ratepayers from these unknown but potentially significant costs.

     If the proposed transaction is approved, UE's Missouri customers will become responsible for an additional 6-percent slice of any costs relating to capital improvements at UE's power plants necessary to meet changing environmental regulations. As already discussed, the Metro East ratepayers would continue to be served by that generation, free of any responsibility for these costs. Based on figures in UE's 10-K filed with the S.E.C., the potential annual impact of the additional share of costs relating to such capital improvements is estimated at $5.1 million to $7.0 million annually.

     5. NATURAL GAS ISSUES:

     These issues are purely factual. Staff presented testimony suggesting that the natural gas aspects of the proposed transaction may result in certain detrimental impacts on UE's Missouri gas and electric operations. The record shows that the asserted detrimental impacts are not likely to occur. The record further shows that, if they do occur, their impact would be $0.01 million for the Fisk/Lutesville LDC and $0.98 million for the power plants.

COST-BENEFIT ANALYSIS:

     A cost-benefit analysis compares costs to benefits to determine whether a net cost or a net benefit is likely to result. The costs and benefits identified in this proceeding are set out below:


-------------------------------------------------------- ------------------------------ -----------------------------
                      DESCRIPTION                                  BENEFITS                      DETRIMENTS
-------------------------------------------------------- ------------------------------ -----------------------------
Generation-related savings                                             $ 0.900 million                            --
-------------------------------------------------------- ------------------------------ -----------------------------
JDA amendment to share profits by generation                           $ 7.000 million                            --
-------------------------------------------------------- ------------------------------ -----------------------------
Transmission-related savings                                   $ 2.033 - 3.089 million                            --
-------------------------------------------------------- ------------------------------ -----------------------------
Decommissioning Trust Fund issues                                                   --                            --
-------------------------------------------------------- ------------------------------ -----------------------------
JDA requirement that surplus UE power be available to                               --                             ?
CIPS at incremental cost
-------------------------------------------------------- ------------------------------ -----------------------------
Possible transmission charges                                                       --              $ 13.800 million
-------------------------------------------------------- ------------------------------ -----------------------------
Sauget remediation                                                                  --     $ 1.560 million (one-time
                                                                                                               cost)
-------------------------------------------------------- ------------------------------ -----------------------------
Future environmental capital investments                                            --       $ 5.100 - 7.000 million
-------------------------------------------------------- ------------------------------ -----------------------------
Natural gas:  possible Fisk/Lutesville impact                                       --               $ 0.010 million
-------------------------------------------------------- ------------------------------ -----------------------------
Natural gas:  possible power plant impact                                           --               $ 0.098 million
-------------------------------------------------------- ------------------------------ -----------------------------
                        TOTALS:                               $ 9.933 - 10.989 million     $ 19.008 - 20.908 million
-------------------------------------------------------- ------------------------------ -----------------------------
                                                                                             $8.019 - 10.975 MILLION
                                            DIFFERENCE:                                    (PLUS A POSSIBLE ONE-TIME
                                                                                              COST OF $1.56 MILLION)
-------------------------------------------------------- ------------------------------ -----------------------------

              A comparison of the benefits of the proposed transfer, conservatively calculated, to the possible negative impacts reveals that, if the transfer's certain benefits are realized at what has been characterized as the lowest possible level, and all of the potential negative impacts do actually occur, the public interest will sustain a detriment on the order of $8 million to $11 million dollars annually, plus a possible one-time cost of $1.56 million for remediation of the Sauget site.

     However, this is not the end of the analysis. The benefits itemized above are certain, while the detriments, for the most part, are not. UE expects that the benefits will actually be much greater than the level shown above, and the record shows that this expectation is not unreasonable. For example, UE expects that the JDA amendment it has offered will more likely yield $24.0 million annually than $7.0 million. Additionally, load-growth and high natural gas prices will both magnify the level of the benefits. Both of these conditions are so likely as to be nearly certain. However, even if the Commission considers the benefits at a conservative level and the detriments at the "worst-case scenario" level, the Commission can impose conditions on the transfer that will mitigate any potential detriments.

NECESSARY CONDITIONS:

     The Commission has authority to impose conditions on a proposed asset transfer in order to ensure that the transfer does not have detrimental effects. The Commission's Staff proposed a number of conditions.

     1. RATEMAKING TREATMENT:

     Staff advised the Commission, as is its practice in asset transfer cases, to state that no ratemaking treatment is intended. The Commission will continue its usual practice, with such exceptions as are noted below.

     2. THE JDA:

     Staff recommended that the Commission require amendment of the JDA: (1) to distribute profits from off-system sales on the basis of generation rather than load; and (2) to price the incremental inter-company energy transfers resulting from the Metro East transfer at market price rather than at incremental cost.

Staff further recommended that the Commission require UE to terminate the JDA if these amendments cannot be obtained.

     Termination of the JDA would expose Missouri ratepayers to transmission charges on power generated at UE's Illinois and Iowa power plants. This was Staff's primary concern with respect to the transfer of the transmission facilities. The Commission will not include any condition requiring termination of the JDA.

     UE has offered to make the first amendment to the JDA that Staff recommended and the Commission will require that condition. UE has not agreed to make the second JDA amendment recommended by Staff, but has committed to doing an analysis of inter-company energy transfer pricing with a view to possibly modifying the JDA in the future. However, the record shows, and the Commission has found, that the transfer would be detrimental to the public if the Commission does not impose a condition to address the possibility of a detriment from the inter-company energy transfer pricing currently in the JDA. If the Commission does not impose such a condition, the Ameren group could shift costs to Missouri ratepayers for the benefit of Ameren's unregulated activities. The Commission will impose a condition that requires revenues to be imputed to AmerenUE in a future rate case unless AmerenUE is able to prove that benefits directly resulting from the Metro East transfer exceed the difference between market price and incremental cost for incremental inter-company energy transfers.

     Staff's recommendation, as proposed, would have the effect of reducing AmerenUE's Missouri revenue requirement to the benefit of Missouri ratepayers by an amount equal to the increased margins AmerenUE would receive from energy transferred to AEG at market prices rather than at incremental cost. That effect would occur, if Staff's proposed second JDA amendment is required, without regard to whether the Metro East transfer otherwise produces benefits for Missouri ratepayers. If the Commission requires Staff's proposed second JDA amendment, and if actual results after the transfer demonstrate that the Metro East transfer provided affirmative benefits to Missouri ratepayers, Missouri ratepayers would receive both those increased margins caused by the second amendment to the JDA, in addition to the benefits that flowed from the Metro East transfer independent of this JDA issue. This result would unfairly penalize AmerenUE, so the Commission will not adopt the Staff's proposed second JDA amendment, but rather allow AmerenUE the opportunity in a future rate case to prove that benefits from the Metro East transfer outweigh revenues that it would have received if the second JDA amendment were required.

     Specifically, the Commission will require that revenues be imputed to AmerenUE equal to the difference between the market prices AmerenUE could have received for the increased quantities of energy transferred to AEG as a result of the Metro East transfer and the incremental cost that AmerenUE actually received for such transfers under the JDA, unless AmerenUE is able to demonstrate, in its next general rate proceeding, that the benefits from the Metro East transfer exceed that difference. If AmerenUE meets its burden to demonstrate that such benefits exceed such difference, then revenues will not be imputed.

     3. COSTS AND LIABILITIES:

     Staff recommended a number of conditions relating to liabilities and costs, which are summarized here. Staff notes that these liabilities and costs fall into two categories, those directly assigned to the Illinois ratepayers and those allocated between Illinois and Missouri. Staff recommends that costs and liabilities directly relating to UE's Illinois operations shall transfer to CIPS, whether arising pre-transfer or post-transfer. As to allocated costs and liabilities, Staff recommends that amounts allocated to UE's Illinois retail operations shall either transfer to CIPS or be separately tracked by UE in its books and records until either the amount that would have been allocated to Illinois is reduced to zero or UE can demonstrate savings due to the transfer that exceed those amounts. Staff further recommends that UE forego recovery of 8% of pre-closing generation-related liabilities, including litigation costs, employee-related items, product liabilities, and environmental-related capital costs and liabilities. Staff also recommends that UE be responsible for post-closing generation-related costs and liabilities, but shall be required to use its "best efforts to maximize contributions to offset these costs and liabilities from entities other than AmerenUE that receive the benefit of the power from these generation assets." Finally, Staff recommends that UE shall forego recovery of all pre-closing natural gas-related costs and liabilities.

     The Commission is of the opinion that pre-closing liabilities that are directly assignable to UE's Illinois retail operations, or to the transferred assets, must transfer to CIPS as a condition of the Commission's approval of the transfer. Otherwise, the transfer would be detrimental to the public interest. To the extent that UE retains any such liabilities, contrary to the opinion of the Commission, such amounts shall be excluded from rates in the future.

     With respect to allocated liabilities, the record shows that the proposed transfer would expose Missouri ratepayers to a risk of increased costs related to environmental and other pre-closing liabilities. Specifically, the increased risk is that Missouri ratepayers will have to pay the 6-percent share of such potential liabilities now borne by the Metro East ratepayers. Most of these liabilities are presently unknown and it is not possible, consequently, to accurately assess this risk. In the absence of proof on this point, the Commission must assume that the risk is substantial. The record reveals that, when CIPS and CILCO transferred generation assets to Genco and AERG, they agreed to indemnify them for any pre-transfer, asbestos-related claims. UE's agreement with CIPS does not contain any such indemnity clause and UE has refused to agree to hold harmless its Missouri ratepayers with respect to the additional 6-percent share of this risk that the transfer will impose on them, although it has proposed conditions that will require Missouri ratepayers to pay the costs associated with this risk only if benefits to them are proven to outweigh such costs. The Commission is of the opinion that some such protective mechanism is necessary if the transfer is to occur. For that reason, the Commission will exclude 6-percent of any such liabilities arising from pre-closing events and conditions from UE's rates as a condition of its approval of the transfer, unless AmerenUE, in a future rate case where it seeks to recover 6-percent of such liabilities, is able to prove that benefits directly flowing from the Metro East transfer are greater than 6-percent of these liabilities. In addition to unknown environmental and other liabilities, this includes general corporate liabilities and pre-closing natural gas costs not directly assignable to UE's Illinois retail operations.

     One pre-closing environmental liability is known, namely, the Sauget remediation. If the proposed transfer did not occur, the Metro East ratepayers would be responsible for 6-percent of the Sauget remediation costs. The Commission is of the opinion that the transfer of this liability to UE's Missouri ratepayers would be detrimental to the public interest. Therefore, as a condition of its approval of the transfer, the Commission will exclude from rates 6-percent of any costs incurred by UE in the Sauget remediation unless, as with the other liabilities discussed above, UE can meet its burden to establish that such costs are outweighed by transfer-related benefits. The potential Sauget costs will therefore be treated like other liabilities discussed above.

     The remaining category of liabilities concerns future capital investments required to meet increasingly stringent environmental standards. The Company is due a return of and on its capital investments dedicated to the public service and those amounts are collected from ratepayers in rates. These are generation-related costs and the generation resources will stay with UE; however, if the transfer did not occur, the Metro East ratepayers would be responsible for 6-percent of these costs. Staff's suggested condition was that UE use its "best efforts to maximize contributions to offset these costs and liabilities from entities other than AmerenUE that receive the benefit of the power from these generation assets." The Commission is of the opinion that the condition recommended by Staff on this point is unnecessary because the benefits of the proposed transfer outweigh these potential costs, even if realized at the level feared by Public Counsel. They may not be realized at that level. The Commission notes that potential prospective environmental liabilities of this sort are an inevitable quid pro quo of the use of relatively low-cost, coal-based generation.

     4. SO2 ALLOWANCES:

     The Commission has already adjusted the level of generation-related benefits to reflect the fact that the record shows that UE included a level of revenue from SO2 emission allowances sales that cannot be sustained over 25 years.

     The Commission agrees with UE that the SO2 allowance bank management issue has no place in this case because it is not a matter directly related to the proposed transfer. Its relevance is the exposure of Missouri ratepayers to an additional 6-percent slice of any such costs as may actually occur. These costs, in fact, are included among the environmental liabilities discussed above. For this reason, the Commission is of the opinion that the further condition recommended by Staff on this point is unnecessary. If events ever do occur that call into question UE's prudence in managing its allowance bank, the Commission will take appropriate action at that time.

     5. IDENTIFICATION OF ASSETS:

     This issue was settled by the parties.

     6. NATURAL GAS ISSUES:

     Staff recommends that UE be required to renegotiate the Fisk/Lutesville, Alton and other Illinois gas transportation contracts as a package. Further, Staff recommends that Fisk/Lutesville pay rates no higher than Alton pays. Additionally, Staff recommends that UE hold harmless its electric customers from any change in costs due to the loss of the beneficial arrangement of its Illinois power plants and the Alton LDC.

     The Commission is of the opinion that the conditions recommended by Staff on this point are unnecessary because the benefits of the transfer outweigh the potential detriment, even if Staff's "worst-case scenario" should occur. The record suggests that the potential detriments identified by Staff are not likely to occur and would have minimal impact if they did.

     7. AFFILIATE TRANSACTION RULES:

     Staff recommends that the Commission limit the waiver of the affiliate transaction rules to the pricing portion of the rules only and that the record-keeping portion of the rules should not be waived.

     The Commission will not waive the record-keeping portion of the affiliate transaction rules.

     8. THE NUCLEAR DECOMMISSIONING TRUST FUND:

     UE has offered to contribute the $272,554 now collected from the Metro East ratepayers until the next triennial review. This offer is essentially equivalent to Staff's recommended condition on this point. The Commission will require the contribution offered by UE and will make the findings requested by UE to support the desired tax treatment of that contribution.

     9. TRANSMISSION:

     Staff recommends that the transfer be delayed until UE has done a study showing that there would be no detrimental impact on operations or revenue requirement. Staff further recommends that UE hold harmless its Missouri retail customers from any detrimental impact. Staff also recommends that UE forego recovery of any increased transmission costs solely due to the transfer. Staff also recommends that UE shall ensure that 405 MWs are available to replace the 405 MWs now obtained from EEInc.'s Joppa plant. Finally, Staff recommends that the Commission open a case to investigate Ameren's decision to not make 405 MWs available from EEInc.'s Joppa plant after December 31, 2005.

     The Commission notes that UE has done the analysis requested by Staff. Therefore, that recommendation is no longer an issue.

     The Commission does not need UE to agree to hold Missouri ratepayers harmless or to agree to forego recovery of increased transmission costs. In order to protect Missouri ratepayers from the risk of increased transmission costs resulting solely from the Metro East transfer, the Commission will exclude any such costs from UE's rates in the future as a condition of its approval of the transfer. The Commission agrees with UE that the record shows that such increased costs are unlikely. Dr. Proctor, who testified as to these possible costs, rated them as only 20-percent to 25-percent likely. Nonetheless, the level of these costs is such that additional protection for Missouri ratepayers is necessary.

     The Commission considers the recommended conditions relating to the Joppa plant to be unnecessary. The record shows that the power received under the contract with EEInc. will be replaced by new capacity at the Venice plant. The Commission further considers that the record contains satisfactory explanations for the end of that contract.

     10. ACCESS TO BOOKS, RECORDS, EMPLOYEES, AND OFFICERS:

     Staff recommends that UE, Ameren, and UE's affiliates be required to make these available and to waive any claim that they are not available under PUHCA or because they are not in UE's possession or control.

     The Commission is of the opinion that this condition is unnecessary because it has not waived the record-keeping requirements of the affiliate transaction rules.

     The purpose of these conditions is to protect ratepayers by mitigating or avoiding the possible detriments. Set out below is an amended cost-benefit analysis reflecting the conditions adopted by the Commission. The figures changed by the above-conditions are in bold. The difference is now shown in the

Benefits column because, with the conditions adopted by the Commission, the benefits of the transfer will outweigh the possible detriments.


-------------------------------------------------------- ------------------------------ -----------------------------
                      DESCRIPTION                                  BENEFITS                      DETRIMENTS
-------------------------------------------------------- ------------------------------ -----------------------------
Generation-related savings                                             $ 0.900 million                            --
-------------------------------------------------------- ------------------------------ -----------------------------
JDA amendment to share profits by generation                           $ 7.000 million                            --
-------------------------------------------------------- ------------------------------ -----------------------------
Transmission-related savings                                   $ 2.033 - 3.089 million                            --
-------------------------------------------------------- ------------------------------ -----------------------------
Decommissioning Trust Fund issues                                                   --                            --
-------------------------------------------------------- ------------------------------ -----------------------------
JDA requirement that surplus UE power be available to                               --                           $ 0
CIPS at incremental cost
-------------------------------------------------------- ------------------------------ -----------------------------
Possible transmission charges                                                       --                           $ 0
-------------------------------------------------------- ------------------------------ -----------------------------
Sauget remediation                                                                  --                           $ 0
-------------------------------------------------------- ------------------------------ -----------------------------
Future environmental capital investments                                            --       $ 5.100 - 7.000 million
-------------------------------------------------------- ------------------------------ -----------------------------
Natural gas:  possible Fisk/Lutesville impact                                       --               $ 0.010 million
-------------------------------------------------------- ------------------------------ -----------------------------
Natural gas:  possible power plant impact                                           --               $ 0.098 million
-------------------------------------------------------- ------------------------------ -----------------------------
                        TOTALS:                               $ 9.933 - 10.989 million       $ 5.928 - 7.828 MILLION
-------------------------------------------------------- ------------------------------ -----------------------------
                                            DIFFERENCE:        $ 2.105 - 5.061 MILLION
-------------------------------------------------------- ------------------------------ -----------------------------


CONCLUSION:

     Based on its review of the Application, the testimony and exhibits adduced at the hearing, and the briefs, memoranda and arguments of the parties, and with the imposition of the conditions listed above, the Commission concludes that the proposed transfer is not detrimental to the public interest and should be approved. The Commission expressly notes that, in the absence of these conditions, the transfer would cause a substantial detriment to the public interest such that it could not be approved.

     IT IS THEREFORE ORDERED:

     1. That the Motion for Issuance of a Preliminary Order, filed by AmerenUE, on October 4, 2004, is denied.

     2. That the Application filed on August 25, 2003, by AmerenUE, is approved, subject to the conditions herein set out. AmerenUE is hereby authorized to transfer its electric and natural gas retail operations in Illinois, including associated system assets, to AmerenCIPS, including normal additions and retirements since December 31, 2003; and is further authorized to perform in accordance with its Asset Transfer Agreement with AmerenCIPS. The parties are further authorized to take such other lawful actions as may be reasonably necessary to consummate the transaction herein authorized.

     3. That the Commission hereby waives the pricing portion, but not the record-keeping requirements, of Commission Rules 4 CSR 240-20.015 and 4 CSR 250-40.015, pertaining to Affiliate Transactions, with respect to the Application approved in Ordered Paragraph 2, above.

     4. That AmerenUE shall amend its Joint Dispatch Agreement to provide that profits from off-system sales are shared on the basis of generation output rather than based on load.

     5. That, in a future rate case, revenues equal to the difference between the market prices AmerenUE could have received for incremental (i.e., as a result of the transfer herein authorized) energy transfers between the companies governed by the Joint Dispatch Agreement and the revenues AmerenUE actually received for such transfers will be imputed unless AmerenUE proves by a preponderance of the evidence that benefits directly flowing from the transfer authorized herein are greater than that difference.

     6. That Union Electric Company, doing business as AmerenUE, shall annually contribute $6,486,378 to the Decommissioning Trust Fund with respect to its Missouri-jurisdictional operations pending the further order of this Commission.

This amount is included in Union Electric Company, doing business as AmerenUE's Missouri-jurisdictional cost-of-service for ratemaking purposes and is established based on the economic and financial input parameters used in the "Zone of Reasonableness" analysis attached as Schedule 4 to Exhibit 2 received in this proceeding. Union Electric Company, doing business as AmerenUE, shall transfer 98-percent of the contents of the Illinois Retail Subaccount to the Missouri Retail Subaccount.

     7. That AmerenUE may seek recovery in a future rate proceeding (a rate increase or an excess earnings complaint) of up to 6% of the unknown generation-related liabilities associated with the generation that was formerly allocated to AmerenUE's Metro East service territory, if it proves by a preponderance of the evidence that the sum of the Missouri ratepayer benefits attributable to the transfer in the applicable test year is greater than the 6% of such unknown generation-related liabilities sought to be recovered. AmerenUE will be entitled to recover that part of the 6% that is offset by benefits directly flowing from the transfer. Transfer-related benefits in this Paragraph and Ordered Paragraph 5 may only be used once (that is, the same dollar amount of transfer-related benefit cannot be used to offset unknown generation-related liabilities sought to be recovered pursuant to this Paragraph and to offset revenues imputed pursuant to Ordered Paragraph 5).

     8. That Union Electric Company, doing business as AmerenUE, as a condition of the approval herein contained, shall not recover in rates any portion of any increased costs due solely to transmission charges for the use of the transmission facilities herein transferred to AmerenCIPS to the extent that the costs in question would not have been incurred had the facilities not been transferred.

     9. That by closing the Metro East transfer and transferring the Metro East assets pursuant to the permission granted herein, AmerenUE shall and hereby is deemed to have consented to each and every condition imposed by this order.

     10. That nothing in this order shall be considered a finding by the Commission of the value for ratemaking purposes of the properties, transactions or expenditures herein involved, except as is expressly stated to the contrary. The Commission reserves the right to consider any ratemaking treatment to be afforded the properties, transactions and expenditures herein involved in a later proceeding.

     11. That the three Stipulations and Agreements submitted by the parties during the course of this proceeding, relating to charges by AMS (Ex. 33), the 13.8kV switchgear at the Venice generating plant (Ex. 60), and the Asset Transfer List (Ex. 67), are hereby approved. The parties are directed to comply with the terms of these agreements.

     12. That Union Electric Company, doing business as AmerenUE, shall file a pleading in this case within ten (10) days of the consummation of the transfer herein authorized, so advising the Commission.

     13. That Staff's Motion for Leave to File the Affidavit of Dr. Proctor, filed on April 27, 2004, its Motion for Leave to Late-file its Initial Brief, filed on May 18, 2004, and its Motion for Leave to Late-file its Table of Contents and Conclusions to its Initial Brief, filed on May 19, 2004, are granted. All other pending and unruled motions are denied.

     14. That this Report and Order shall become effective on February 20, 2005.

     15. That this case may be closed on February 21, 2005.


                                           BY THE COMMISSION



                                           DALE HARDY ROBERTS
                                           SECRETARY/CHIEF REGULATORY LAW JUDGE


( S E A L )


Davis, Ch., Murray and Appling, CC., concur;
Gaw, C., dissents, with dissent to follow;
Clayton, C., dissents;
certify compliance with the provisions of
Section 536.080, RSMo 2000.

Dated at Jefferson City, Missouri,
on this 10th day of February, 2005.